Citizens Bancorp of Virginia, Inc.

2011 Annual Report


CITIZENS
BANK AND
TRUST CO.

Serving Our Communities Since 1873

Core Values Statement

The core values governing our organization are integrity, dedication to excellence, respect for the individual, and commitment to our employees, customers, communities, and shareholders. These are values worthy of a great organization and guide us in evaluating our operations and in our vision for the future.

Citizens Bancorp of Virginia, Inc.

President's Letter

Dear Shareholder:

I am very pleased to report that Citizens Bank and Trust Company performed extremely well in 2011 with earnings of $3.19 million representing an increase of $245 thousand or 8.3 % over the previous year. It is also worthy to note that the Company's average stock price during the fourth quarter of 2011 increased by 10.4% over the same period in 2010. In addition, the Company's average dividend yield of 4.81% for 2011 remained well above the average of peer banks in Virginia. Factors that contributed to the Company's strong earnings include continued improvement in the net interest margin, a decline in non-performing loans, and an increase in non-interest income. Expenses remained flat in 2011 with an increase of only 0.4% as management continued to respond to a very slow growth economy.

One of the most valuable lessons bankers have learned from the recent recession is that disciplined loan underwriting and administration will never be obsolete and must always be a core value of any successful financial institution. I am pleased to report that the Bank's adherence to our core credit values has helped us to outperform many of our peers during this lengthy recessionary period. This disciplined credit culture coupled with weak loan demand and increased deleveraging of businesses and individuals will make loan growth a challenge in the foreseeable future. The Bank was able to maintain its current loan portfolio with only a modest decline of 1.5% from year end 2010 to year end 2011. The Bank also experienced improvement in the quality of the loan portfolio with non-accrual loans declining from 1.89% as of year end 2010 to 1.04% for year end 2011. There was also an impressive decline in accruing loans over 30 days past due from 1.53% as of year end 2010 to 0.92% as of year end 2011. As a result of the improvement in the loan portfolio, the Bank was able to reduce its provision for loan losses from $750 thousand in 2010 to $685 thousand in 2011.

Improvement in the Bank's net interest margin was also instrumental in the Company's increased profitability for 2011. The average net interest margin increased from 4.05% for 2010 to 4.18% for 2011. Management has worked very hard to reduce the Bank's cost of funds while managing the asset/liability risk and offering our loan and deposit customers very competitive rates.

Non-interest income was another strong contributor to net income growth in 2011 with a $92 thousand increase over last year. This is attributed to growth in several areas including ATM revenue, secondary market mortgage sales, and commissions earned on Infinex LLC non-bank investment sales. Management will continue to explore new options to generate income in the current slow growth economy.

There are many challenges facing the banking industry including the costs associated with hyper-regulation and the historically low interest rate environment; however, I remain very optimistic about the future of our bank. Our strong capital position affords us the opportunity to be proactive rather than reactive in our strategic growth decisions. Our branch footprint balances the high growth markets of Chesterfield and the Tri-Cities area with the strong market share we enjoy in our rural Southside Virginia communities. We are very fortunate to have a strong, stable customer base which will always be the Bank's top priority.

Our objectives for 2012 include enhancing our customer service initiatives and product offerings, executing strategies for achieving growth and profitability goals, and maintaining our focus on improving loan portfolio performance.

The achievements of 2011 were only possible through the dedication and diligence of our talented employees. I would like to thank our staff, Board of Directors, and shareholders for their trust and support and we look forward to continued success in 2012.

Sincerely,

Joseph D. Borgerding
President and Chief Executive Officer

Board of Directors



Left to Right

Seated

Roy C. Jenkins, Jr., Vice Chairman

Joseph D. Borgerding, President and CEO

Samuel H. West, Chairman

Standing

Timothy R. Tharpe, Director

E. Walter Newman, Jr., Director

Frank P. Beale, Director

Jo Anne Scott Webb, Director

Jerome A. Wilson, III, Director

Joseph F. Morrissette, Director

William D. Coleburn, Director

Charles F. Parker, Jr., Director

Senior Management Team


Citizens Bank
& Trust
COMPANY

Left to Right

Joseph D. Borgerding*
President and Chief Executive Officer

Cetric A. Gayles
Vice President/Senior Credit Approval Officer

Rhonda W. Kincer
Vice President/Operations and Security Officer

Lynn K. Shekleton*
Senior Vice President/Human Resources and Branch Administration

Geoffrey C. Warner*
Senior Vice President and Interim Chief Financial Officer

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______

Commission file number 0-50576

CITIZENS BANCORP OF VIRGINIA, INC.
(Exact name of registrant as specified in its charter)

Virginia	**20-0469337**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

126 South Main Street
Blackstone, VA 23824
(434) 292-7221
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.50 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates was $30,110,985 on June 30, 2011.

The number of outstanding shares of Common Stock as of the latest practicable date was 2,312,047 as of March 16, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be distributed to shareholders for the 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Citizens Bancorp of Virginia, Inc.

Annual Report on Form 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Citizens Bancorp of Virginia, Inc. (the Company) is a one-bank holding company formed on December 18, 2003 headquartered in Blackstone, Virginia. The Company is the sole shareholder of its only subsidiary, Citizens Bank and Trust Company (the Bank). The Bank conducts and transacts the general business of a commercial bank as authorized by the banking laws of the Commonwealth of Virginia and the rules and regulations of the Federal Reserve System. The Bank was incorporated in 1873 under the laws of Virginia. Deposits are insured by the Federal Deposit Insurance Corporation. In September 1995, the Bank became a member of the Federal Home Loan Bank of Atlanta. Although the Company is a corporate entity, legally separate and distinct from the Bank, bank holding companies such as Citizens Bancorp of Virginia, Inc. are generally required to act as a source of financial strength for their subsidiary bank. The principal source of the Company's income is dividends from the Bank. There are certain regulatory restrictions on the extent to which subsidiary banks can pay dividends or otherwise supply funds to the parent holding company. See the section captioned "Supervision and Regulation of Banking Activities" for further discussion of these matters.

The Bank's primary activity is retail and commercial banking that includes commercial and consumer demand and time deposit accounts, real estate, commercial and consumer loans, online internet banking, 24-hour ATM network, brokerage services, safe deposit boxes, wire transfer services and other miscellaneous services incidental to the operation of a commercial bank. The Bank also acts as an agent for Visa. The Bank is authorized to have a trust department, but does not offer trust services. The Bank's primary trade areas are served by its 11 banking offices located in the counties of Nottoway, Amelia, Prince Edward, Chesterfield, the City of Colonial Heights, and the Town of South Hill, Virginia.

The Bank's primary revenue comes from retail banking in the form of interest income received on loans and investments. This income is partially offset by the Bank's interest expense on deposits and borrowed funds, resulting in net interest income. The Bank's earnings also come from noninterest income in the form of deposit fees, gains on the sale of loans and investments, ATM fees, Bank-owned Life Insurance, and other financial services. The Bank's combined noninterest income and net interest income are offset by the Bank's noninterest expense which includes employee compensation and benefits, occupancy, equipment and other operating expenses.

The Bank holds a 0.379% ownership in Infinex Investments, Inc., which delivers investment services to customers through the use of a dual-employee broker. The Bank also holds a 7.61% ownership interest in Bankers Title, LLC, which is a provider of title insurance. The Bank has an ownership interest of 1.49% in CBB Financial Corp. whose sole subsidiary is Community Bankers' Bank, a provider of correspondent banking services exclusively to financial institutions. The financial position and operating results of these investments are not significant to the Bank as a whole and are not considered principal activities of the Bank.

The Company maintains an internet website at www.cbtva.com which contains information relating to the business. The Company makes available free of charge through its website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as soon as possible after such forms have been filed with the Securities and Exchange Commission. Copies of the Company's Audit Committee Charter, Nominating Committee Charter and Code of Conduct are available upon written request to: Corporate Secretary, Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia, 23824.

Competition

The Bank competes for business with numerous other financial institutions including large national and regional banks, credit unions, other community banks, mutual funds, brokerage firms and insurance companies offering deposit products. Some of these firms do not have a physical presence in our markets, but offer their products through local third party representatives or via the Internet. Factors such as interest rates offered for loan and deposit products, the number and location of branches, and the reputation of the Bank affect the competition for deposits and loans. The Bank's marketing and business development efforts are concentrated on developing long-term customer relationships, and building customer loyalty by providing loan and deposit products and financial services that meet our customers' needs. The Bank targets individual retail and small-to-medium size commercial customers.

The Bank's trade areas include the counties of Amelia, Brunswick, Buckingham, Charlotte, Chesterfield, Cumberland, Dinwiddie, Lunenburg, Mecklenburg, Nottoway, Prince Edward, the cities of Colonial Heights and Petersburg, and the Town of South Hill. The following data reflects the Bank's market share in its primary market places at June 30, 2011, according to information obtained from the FDIC website. In Amelia County, the Bank held 34.33% of the market share, in Nottoway County, 61.12%, in Prince Edward County, 15.18%, in the City of Colonial Heights, 2.13%, in Mecklenburg County, 1.42% and in Chesterfield County, 0.12%.

Supervision and Regulation of Banking Activities

General

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the FDIC's deposit insurance fund and the banking system as a whole, and not necessarily for the protection of shareholders or creditors of bank holding companies. Bank regulatory agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines, operational restrictions and other penalties for violations of laws and regulations. Management believes the Company is in compliance in all material respects with these laws and regulations. Changes in the laws, regulations or policies that impact the Company cannot necessarily be predicted, but they may have a material effect on the business and earnings of the Company.

The following summary briefly describes the more significant provisions of applicable federal and state laws and certain regulations and the potential impact of such provisions on the Company and the Bank. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information.

The Dodd-Frank Act

The events of the past few years have led to numerous new laws in the United States for financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act" or "Dodd-Frank"), which was enacted in July 2010, significantly restructures the financial regulatory regime in the United States. Although the Dodd-Frank Act's provisions that have received the most public attention generally have been those applying to or more likely to affect larger institutions, it contains numerous other provisions that will affect all bank holding companies and banks, including the Company and the Bank. Among other provisions affecting the Company's businesses (some of which are discussed in more detail below):

- **FDIC Assessments on Deposit Insurance**. The Dodd-Frank Act changes the assessment base for federal deposit insurance from the amount of insured deposits to average consolidated total assets less its average tangible equity. In addition, it increases the minimum size of the Deposit Insurance Fund ("DIF") and eliminates its ceiling, with the burden of the increase in the minimum size on institutions with more than $10 billion in assets.
- **Repeal of Interest on Certain Accounts.** Dodd-Frank repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- **Consumer Financial Protection Bureau.** Dodd-Frank centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau ("CFPB"), and giving it responsibility for implementing, examining and enforcing compliance with federal consumer protection laws.
- **Interchange Fees**. Dodd-Frank provided that debit card interchange fees must be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. This provision is

known as the "Durbin Amendment." In June 2011, the Board of Governors of the Federal Reserve System ("Federal Reserve Board") adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements certain fraud-prevention standards.

- **Enhanced Federal Reserve Board Supervision.** Dodd-Frank authorized the Federal Reserve Board to adopt enhanced supervision and prudential standards for, among others, bank holding companies with total consolidated assets of $50 billion or more (often referred to as "systemically important financial institutions" or "SIFI"), and authorized the Federal Reserve Board to establish such standards either on its own or upon the recommendations of the Financial Stability Oversight Council ("FSOC"), a new systemic risk oversight body created by Dodd-Frank. In December 2011, the Federal Reserve Board issued for public comment a notice of proposed rulemaking establishing enhanced prudential standards responsive to these provisions for (i) risk-based capital requirements and leverage limits, (ii) stress testing of capital, (iii) liquidity requirements (iv) overall risk management requirements (v) resolution plan and credit exposure reporting and (vi) concentration/credit exposure limits. Comments on these proposed rules (the "Proposed SIFI Rules"), are due by March 31, 2012. The Proposed SIFI Rules address a wide, diverse array of regulatory areas, each of which is highly complex. Most of the Proposed SIFI Rules will not apply to the Company since the regulation applies to bank holding companies with consolidated assets of $50 billion or more. Two aspects of the Proposed SIFI Rules - requirements for annual stress testing of capital under one base and two stress scenarios and certain corporate governance provisions requiring, among other things, that a bank holding company establish a risk committee of its board of directors and that that committee include a "risk expert" - apply to bank holding companies with total consolidated assets of $10 billion or more and will not apply to the Company.

The implications of the Dodd-Frank Act for the Company will depend to a large extent on the manner in which rules adopted pursuant to the Dodd-Frank Act are implemented by the primary U.S. financial regulatory agencies as well as potential changes in market practices and structures in response to the requirements of the Dodd-Frank Act. The full impact will not be known until the rules, and other regulatory initiatives that overlap with the rules, are finalized and their combined impacts can be understood.

Securities and Exchange Commission

The Company must file annual, quarterly and other periodic reports with the Securities and Exchange Commission (the SEC).

The Company is affected by the corporate responsibility and accounting reform legislation signed into law on July 30, 2002, known as the Sarbanes-Oxley Act of 2002 (the SOA), and the related rules and regulations. The SOA includes provisions that, among other things: (1) require that periodic reports containing financial statements that are filed with the SEC be accompanied by chief executive officer and chief financial officer certifications as to their accuracy and compliance with law; (2) prohibit public companies, with certain limited exceptions, from making personal loans to their directors or executive officers; (3) require chief executive officers and chief financial officers to forfeit bonuses and profits if company financial statements are restated due to misconduct; (4) require audit committees to pre-approve all audit and non-audit services provided by an issuer's outside auditors, except for de minimis non-audit services; (5) protect employees of public companies who assist in investigations relating to violations of the federal securities laws from job discrimination, otherwise known as "whistleblower" policy and provisions; (6) require companies to disclose in plain English on a "rapid and current basis" material changes in their financial condition or operations, as well as certain other specified information; (7) require a public company's Section 16 insiders to make Form 4 filings with the SEC within two business days following the day on which purchases or sales of the company's equity securities were made; and (8) increased penalties for existing crimes and created new criminal offenses. The Company has incurred additional expenses and we expect to continue to incur additional expenses in complying with the requirements of the SOA and related regulations adopted by the SEC and the Public Company Accounting Oversight Board. We anticipate that those expenses will not have a material effect on the Company's results of operations or financial condition.

On September 15, 2010, the SEC issued Release No. 33-9142, "Internal Control Over Financial Reporting In Exchange Act Periodic Reports of Non-Accelerated Filers." This release issued a final rule adopting amendments to its rules and forms to conform them to Section 404(c) of the Sarbanes-Oxley Act of 2002 (SOX), as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act. SOX Section 404(c) provides that Section 404(b) shall not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. Release No. 33-9142 was effective September 21, 2010. As a result, the Company is not required to have an independent auditor attestation of the Company's internal controls over financial reporting, however management's attestation is maintained and provided.

Regulations affecting the Company

Citizens Bancorp of Virginia, Inc. is incorporated under the laws of the Commonwealth of Virginia as a bank holding company, the Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is required to file annual reports and such additional information as may be required by the Federal Reserve Board (the "FRB") pursuant to the BHC Act. The FRB has the authority to examine the Company and the Bank. The BHC Act and other federal laws, of which some are discussed below, subject bank holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the holding company's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary. Moreover, the Federal Reserve Board has stated that bank holding companies should inform the Federal Reserve Board reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid. Under Federal Reserve Board policy and the Dodd-Frank Act, a bank holding company is required to act as a source of financial strength to its banking subsidiary and commit resources to its support.

The Company is currently considered to be "well capitalized" and does not expect that these laws, regulations or policies will materially affect its ability to pay dividends. Payment of dividends is at the discretion of the Company's Board of Directors. The Company's cash dividend policy limits cash dividend payments to 60% or less of the trailing 12-month net consolidated earnings. For the year ended December 31, 2011, the Company declared $1,590,265 in dividends payable to shareholders or 49.8% of trailing earnings.

Source of Strength Doctrine. The Federal Reserve Board policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codifies this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Capital Adequacy Requirements. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total risk-based capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total risk-based capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles and ineligible deferred tax assets. The remainder may consist of "Tier 2 Capital," which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 4%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

- the Total Capital ratio, which includes Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8%, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The Federal regulatory agencies may take various corrective actions against any undercapitalized bank holding company or bank, and any bank that fails to submit a capital restoration plan or fails to implement a plan accepted by the regulators. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Company and the Bank presently maintain sufficient capital to remain in compliance with these capital requirements. See Note 14 to the Consolidated Financial Statements, which is incorporated as part of this report.

The Board of Directors of the Company approved a stock repurchase program for the common stock of the Company on July 18, 2007. Further information on the stock repurchase program is found in Part 2, Item 5 of this report.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's regulations, for example, generally require a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution.

The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the deposit insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances that could result in termination of any of the Bank's deposit insurance.

Acquisitions by Bank Holding Companies. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, under the Bank Holding Company Act, any entity is required to obtain the approval of the Federal Reserve Board before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the Company's outstanding common stock, or otherwise obtaining control or a "controlling influence" over the Company.

Regulations affecting the Bank

Citizens Bank and Trust Company is incorporated under the laws of the Commonwealth of Virginia as a state-chartered commercial bank. The Bank is a wholly owned subsidiary of Citizens Bancorp of Virginia, Inc. and has been in continuous operation since August 23, 1873.

Insider Loans. Restrictions on loans to directors, executive officers, principal shareholders and their related interests ("insiders") contained in the Federal Reserve Act and Regulation O applies to the Bank and the Company. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the Federal Reserve may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have been the Company's primary source of funds utilized to pay shareholder cash dividends and are expected to be for the foreseeable future. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under Federal law, the Bank cannot pay a dividend if, after paying the dividend, it will be "undercapitalized." The Federal Reserve may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend. For additional restrictions on the Bank's ability to pay dividends, see the section captioned "Dividend Policy" in Item 5 located elsewhere in this report. Because the Company is a legal entity separate and distinct from the Bank, the Company's right to participate in the distribution of assets of the Bank in the event of the Bank's liquidation or reorganization would be subject to the prior claims of the Bank's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository bank holding company (such as the Company) or any shareholder or creditor thereof.

Deposit Insurance. Substantially all of the deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating ("CAMELS rating"). The risk matrix utilizes four risk categories which are distinguished by capital levels and supervisory ratings.

In November 2010, the FDIC issued a final rule to implement provisions of the Dodd-Frank Act that provide for temporary unlimited coverage for non-interest-bearing transaction accounts. The separate coverage for non-interest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012.

Effective April, 2011, the deposit insurance assessment base changed from total domestic deposits to average total assets minus average tangible equity, as required by the Dodd-Frank Act. The initial base assessment rate now ranges depending on an institutions risk category, from 5 to 35 basis points on an annualized basis (basis points representing cents per $100 of assessable assets). After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. The potential adjustments to an institution's initial base assessment rate include (i) a potential decrease of up to 5 basis points for certain long-term unsecured debt ("unsecured debt adjustment") and (ii) a potential increase of up to 10 basis points for brokered deposits in excess of 10% of domestic deposits ("brokered deposit adjustment"). As the DIF reserve ratio grows, the rate schedule will be adjusted downward. Additionally, the rule includes a new adjustment for depository institution debt whereby an institution would pay an additional premium equal to 50 basis points on every dollar of long-term, unsecured debt held that was issued by another insured depository institution (excluding debt guaranteed under the TLGP). The Company cannot provide any assurance as to the effect of these changes on its deposit insurance premium rate as such changes are dependent upon a variety of factors, some of which are beyond the Company's control.

FDIC insurance expense totaled $391.7 thousand, $506.7 thousand, and $340.2 thousand in 2011, 2010 and 2009, respectively.

Examinations and Audits. The Federal Reserve Board and the Virginia State Corporation Commission's Bureau of Financial Institutions periodically examine and evaluate the Bank. Based upon such examinations, the appropriate regulator may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between what the regulator determines the value to be and the carrying value of such assets.

Capital Adequacy Requirements. Refer to "Capital Adequacy Requirements" under "Regulations affecting the Company", above.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Currency and Foreign Transactions Reporting Act. Also known as the Bank Secrecy Act (BSA), and its implementing regulation, 31 CFR 103, is a tool the U.S. government uses to fight drug trafficking, money laundering, and other crimes. Congress enacted the BSA to prevent banks and other financial service providers from being used as intermediaries for, or to hide the transfer or deposit of money derived from, criminal activity. The Federal Reserve Board monitors state member banks' compliance with the BSA and 31 CFR 103.

Since its passage, Congress has amended the BSA a number of times to enhance law enforcement effectiveness. The Anti-Drug Abuse Act of 1986, which included the Money Laundering Control Act of 1986 (MLCA), strengthened the government's ability to fight money laundering by making it a criminal activity. The Money Laundering Suppression Act of 1994 (Title IV of the Riegle-Neal Community Development and Regulatory Improvement Act of 1994) required regulators to develop enhanced examination procedures and increase examiner training to improve the identification of money laundering schemes in financial institutions.

Today more than 170 crimes are listed in the federal money laundering statutes. They range from drug trafficking, gunrunning, murder for hire, fraud, acts of terrorism, and the illegal use of a wetland. The list also includes certain foreign crimes. A financial institution must educate its employees, understand its customers and their businesses, and have systems and procedures in place to distinguish routine transactions from ones that rise to the level of suspicious activity. The reporting and record keeping requirements of the BSA regulations create a paper trail for law enforcement to investigate money laundering schemes and other illegal activities. This paper trail operates to deter illegal activity and provides a means to trace movements of money through the financial system.

USA PATRIOT Act of 2001. This regulation was enacted in response to the terrorist attacks, which occurred on September 11, 2001. The USA PATRIOT Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The impact of the PATRIOT Act on financial institutions of all kinds is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley (GLB) Act of 1999 was enacted. The GLB Act repealed provisions of the Glass-Steagall Act which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities, and which restricted officer, director, or employee interlocks between a member bank and any company or person primarily engaged in specified securities activities. In addition, the GLB Act contained provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company to engage in a full range of financial activities through a new entity known as a financial holding company.

The GLB Act contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLB Act also provides that the states may adopt customer privacy protections that are stricter than those contained in the Act.

Fair and Accurate Credit Transactions Act ("FACT Act"). The FACT Act includes many provisions concerning national credit reporting standards, and permits consumers, including the customers of the Company, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires financial institutions, including banks, to notify their customers if they report negative information about them to credit bureaus or if the credit that is granted to them is on less favorable terms than generally available. Banks also must comply with guidelines established by their federal banking regulators to help detect identity theft.

Check Clearing for the 21st Century Act ("Check 21 Act"). This Act became effective in October 2004. The Check 21 Act creates a new negotiable instrument, called a "substitute check," which banks are required to accept as the legal equivalent of a paper check if it meets the requirements of the Check 21 Act. The Check 21 Act is designed to facilitate check truncation, to foster innovation in the check payment systems and to improve the payment system by shortening processing times and reducing the volume of paper.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include, but are not limited to, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, Federal Financial Privacy Laws, Interagency Guidelines Establishing Information Security Standards, and the Right to Financial Privacy Act. These laws and regulations regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers.

Future Regulatory Uncertainty

Federal regulation of financial institutions changes regularly and is the subject of constant legislative debate. The Company cannot forecast how Federal regulation of financial institutions may change in the future and the potential impact to its operations. As a result of the global economic recession, Congress and the Administration have enacted and are considering enacting laws that incorporate significant regulatory changes upon the financial services industry. The Company fully expects that the financial institution industry will remain heavily regulated in the foreseeable future and those additional laws or regulations may be adopted further regulating specific banking practices.

Employees

As of December 31, 2011, the Company and the Bank employed 108 full-time equivalent employees. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition in the industry is intense for qualified employees; however, the Company believes it has been successful in recruiting qualified employees and believes relations with its employees are excellent. None of the Company's employees are represented by collective bargaining agreements.

Executive Officers of the Registrant

The names, ages as of December 31, 2011, recent business experience and positions or offices held by each of the executive officers of the Company and the Bank are as follows:

Name and Position Held	Age	Recent Business Experience
Joseph D. Borgerding President, Chief Executive Officer and Director	54	Officer of the Bank since 2003. Elected as President, Chief Executive Officer and Director of the Company and the Bank September 2005 to present.
Geoffrey C. Warner Senior Vice President Interim Chief Financial Officer	61	Senior Vice President and Interim Chief Financial Officer of the Company and the Bank from March 16, 2012 to present.
Lynn K. Shekleton Senior Vice President, Secretary	56	Officer of the Bank since 1994. Senior Vice President and Secretary of the Company from May 2006 to present. Senior Vice President, Branch Administration and Human Resources of the Bank from May 2006 to present.

Availability of Information

The Company electronically files quarterly (Form 10-Q) and annual (Form 10-K) reports and proxy statements with the Securities and Exchange Commission (SEC) on a regular basis. Other reports are filed when necessary in accordance with the Securities Exchange Act of 1934.

The public may read and print any materials the Company files with the SEC at the SEC's web site at http://www.sec.gov. In addition, any document filed by the Company with the SEC can be read and copied at the SEC's public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of documents can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

(Remainder of this page is left blank, intentionally.)

ITEM 1A. RISK FACTORS

An investment in our common stock involves risks and you should not invest in our common stock unless you understand these risk factors and how it could impact the value of your investment. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors. You should read this section together with the other information, including our consolidated financial statements and related notes to the consolidated financial statements.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of the Company's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related to the Company's Business

The Corporation's Business May Be Adversely Affected by Economic Conditions Generally

The Company's operations are principally located in the counties of Amelia, Nottoway, Prince Edward, Chesterfield, the City of Colonial Heights, the Town of South Hill and adjoining counties. Given the geographic concentration of its operations, the Company's results depend largely upon the general economic conditions in this market. Changes in the suburban and rural markets we serve may influence the growth rate of our loans and deposits, the quality of the loan portfolio and the loan and deposit pricing that we may obtain. Significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

A continuation of the recent economic turbulence could impact the Company's performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the housing market in the past year have resulted in significant write-downs of asset values by financial institutions. The Company's average level of nonperforming and delinquent loans remained at higher-than-historical levels during 2011. Concerns about the stability of the financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity and increased market volatility. The extreme levels of volatility and limited credit availability currently being experienced could continue to affect the U.S. banking industry and the broader U.S. and global economies, which would have an effect on all financial institutions, including the Company.

The Company Operates In A Highly Competitive Industry

The Company and the Bank face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans, and other financial services in our market area. Many of these banks and other financial institutions are significantly larger than we are and have greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we are able to offer. Many of our non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

The Company Is Subject To Lending Risk

There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Company operates as well as those across the Commonwealth of Virginia and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The

Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

As of December 31, 2011, approximately 41.3% of the Company's loan portfolio consisted of commercial and industrial, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically carrying larger balances than residential real estate loans and consumer loans. The deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations. See the section captioned "Asset Quality" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further discussion related to the asset quality of loans.

The Company Is Subject To Interest Rate Risk

The Company's earnings depend largely on the relationship between the yield on earning assets, primarily loans and investments, and the cost of funds, primarily deposits and borrowings. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than its interest-earning assets. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin. We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position and affect the demand of customers for the Company's products and services. Significant fluctuations in interest rates could have a material adverse effect on the Company's business, financial condition, results of operations or liquidity. For additional information regarding interest rate risk, see Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" located elsewhere in this report.

The Company's Allowance for Loan Losses May Be Insufficient

The allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolution, the opinions of our regulators, changes in the size and composition of the loan portfolio and industry information. Also included in our estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. Because any estimate of loan losses is necessarily subjective and the accuracy of any estimate depends on the outcome of future events, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income. Although we believe our allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. For a complete discussion on asset quality and the allowance for loan losses, see Part II, Item 7, "Critical Accounting Policies – Allowance for Loan Losses" and "Asset Quality" later in this report.

The Company Is Subject to Extensive Government Regulation and Supervision

The Company and the banking industry are subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which the Company conducts its business, undertakes new investments and activities, and obtains financing. These regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit the Company's shareholders. The burden imposed by these federal and state regulations may place banks in general, and specifically Citizens Bancorp of Virginia,

Inc. and Citizens Bank & Trust Company, at a competitive disadvantage compared to less regulated competitors. Financial institution regulation has been the subject of significant legislation in recent years and may be the subject of further significant legislation in the future. The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of and government intervention in the financial services sector. Significant new laws or changes in, or repeals of, existing laws could have a material adverse effect on the Company's business, financial condition, results of operations, or liquidity. Further, Federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for the Company and any unfavorable change in these conditions could have a material adverse effect on the Company's business, financial condition, results of operations or liquidity. See the sections captioned "Supervision and Regulation of Banking Activities" included in Item 1, "Business" and Note 14, "Regulatory Matters" in the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data", which are located elsewhere in this report.

The Recent Repeal of Federal Prohibitions on Payment of Interest on Demand Deposits Could Increase the Company's Interest Expense

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. The Company's interest expense will increase and its net interest margin will decrease if it begins offering interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's Controls and Procedures May Fail or Be Circumvented

Management regularly reviews and updates the Company's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company Relies On Dividends From Its Subsidiaries For Most Of Its Revenue

Citizens Bancorp of Virginia, Inc., is a separate and distinct legal entity from its subsidiary. It receives substantially all of its revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Company's common stock. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay to its parent. Also, the Company's right to participate in a distribution of assets upon the Bank's liquidation or reorganization is subject to the prior claims of the Bank's creditors. In the event the Bank is unable to pay dividends to the Company, Citizens Bancorp of Virginia, Inc. may not be able to pay dividends on the Company's common stock. The inability to receive dividends from the Bank could have a material adverse effect on the Company's business, financial condition and results of operations. See the section captioned "Supervision and Regulation of Banking Activities" in Item 1, "Business" and Note 14 "Regulatory Matters" in the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data", which are located elsewhere in this report.

The Company Is Subject To Liquidity Risk

Liquidity risk is the risk that the Company will have insufficient cash or access to cash to satisfy current and future financial obligations, including demands for loans and deposit withdrawals, funding operating costs, and for other corporate purposes. Liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ. The Company is subject to liquidity risk, which it mitigates by establishing and accessing lines of credit with various financial institutions and accessing the brokered CD markets. Results of operations could be affected if the Company were unable to satisfy current or future financial obligations. See Part II, Item 7, "Liquidity" found later in this Report.

The Company May Not Be Able To Attract and Retain Skilled People

The Company and the Bank represent a customer-focused, relationship-driven, and community-oriented financial services organization. The Company expects our future growth to be driven in a large part by the relationships maintained with our customers by Joseph D. Borgerding, President and Chief Executive Officer, the rest of our executive management team, and our lending officers. Neither the Company nor the Bank has employment agreements with Mr. Borgerding, executive management or our lending officers. The unexpected loss of Mr. Borgerding or other key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. The Bank has invested in bank-owned life insurance that covers Mr. Borgerding and certain other members of executive management and the lending officers.

Our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. Meanwhile, the market for these people is competitive, and we cannot assure you that we will be successful in attracting or hiring skilled personnel or be successful in retaining existing personnel.

The Company's Information Systems May Experience An Interruption Or Breach In Security

The Company depends upon data processing, software, communication, and information exchange on a variety of computing platforms and networks, including the Internet. Despite instituted safeguards, the Company cannot be certain that all of its systems are entirely free from vulnerability to attack or other technological difficulties or failures. The Company relies on the services of a variety of vendors to meet its data processing and communication needs. If information security is breached or other technology difficulties or failures occur, information may be lost or misappropriated, services and operations may be interrupted, and the Company could be exposed to claims from customers. Any of these results could have a material adverse effect on the Company's business, financial condition, results of operations or liquidity.

The Company Continually Encounters Technological Change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

The Company's Operations Rely on Certain External Vendors

The Company is reliant upon certain external vendors to provide products and services necessary to maintain day-to-day operations of the Company. Accordingly, the Company's operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The Company maintains a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While the Company believes these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to the Company's operations, which could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Risks Associated With The Company's Common Stock

Citizens Bancorp of Virginia, Inc. May Reduce or Eliminate Dividends on its Common Stock in the Future

Holders of the Company's common stock are only entitled to receive such dividends as its board of directors may declare out of funds legally available for such payments. Although the Company has historically declared cash dividends on its common stock, it is not required to do so and may reduce or eliminate its common stock dividend in the future. This could adversely affect the market price of the Company's common stock. Also, Citizens Bancorp of Virginia, Inc. is a bank holding company, and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends affecting both the Company and its primary source of revenue, dividends from the Bank.

(Remainder of this page is left blank, intentionally.)

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the SEC staff.

ITEM 2. PROPERTIES

The corporate headquarters of Citizens Bancorp of Virginia, Inc, and the main office of the Bank are located at 126 South Main Street, Blackstone, Virginia. The location consists of a full service banking office as well as administrative, operational and electronic data processing offices. Additional banking offices are located within Nottoway County at 101 North Main Street, Blackstone, Virginia; 1575 South Main Street, Blackstone, Virginia; 210 Carter Street, Crewe, Virginia; and 102 Second Street, Northeast, Burkeville, Virginia. In Amelia County, the banking office is located at 9060 North Five Forks Road. Banking offices in Prince Edward County are located at 1517 West Third Street (Route 460 West), Farmville, 712 South Main Street, Farmville and a remote ATM location at 200 North Main Street, Farmville, Virginia. The Chesterfield County banking office is located at 10001 Courtview Commons Lane, Chesterfield, Virginia. In the City of Colonial Heights the banking office is located at 946 Southpark Boulevard. In Mecklenburg County the banking office is located at 622 East Atlantic Street, South Hill, Virginia. All real estate and improvements at these locations are owned by the Bank except for the real estate at the Chesterfield branch, which is under a lease agreement for five years renewable for five additional terms of five years each. The current lease term is scheduled to end April 30, 2014.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party or of which the property of the Company is subject.

ITEM 4. MINE SAFETY DISCLOSURES

None

(Remainder of this page is left blank, intentionally.)

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Performance and Dividends

The Company's common stock is not listed on a national securities exchange, nor is it actively traded; only 5.1% of the average number of outstanding shares traded during 2011. Due to the extremely limited number of transactions, the average sale price of the Company's common stock may not be indicative of its actual value.

Shares of the Company's common stock trade through the OTC BULLETIN BOARD® (OTCBB) under the stock symbol "CZBT." The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices, and volume information in over-the-counter (OTC) equity securities. The OTCBB is a quotation medium for subscribing members, not an issuer listing service, and should not be confused with the NASDAQ Stock Market℠ or any other exchange. Investors must contact a broker/dealer to trade OTCBB securities. Investors do not have direct access to the OTCBB service. The Securities and Exchange Commission's order-handling rules, which apply to NASDAQ-listed securities, do not apply to OTCBB securities.

As of March 16, 2012, the Company had approximately 740 shareholders of record. As of that date, the closing price of the common stock was $14.90. The chart below illustrates the high and low bid prices of common stock as reported on the OTCBB and the dividends declared during the last two years.

Market Price and Dividends

	2011			2010		
Quarter	**High**	**Low**	**Dividends**	**High**	**Low**	**Dividends**
First	**$ 14.25**	**$ 12.75**	**$ 0.17**	**$ 13.00**	**$ 10.75**	**$ 0.17**
Second	**$ 15.00**	**$ 13.10**	**$ 0.17**	**$ 13.75**	**$ 11.22**	**$ 0.17**
Third	**$ 15.00**	**$ 13.75**	**$ 0.17**	**$ 14.25**	**$ 12.50**	**$ 0.17**
Fourth	**$ 15.50**	**$ 13.80**	**$ 0.17**	**$ 13.99**	**$ 12.55**	**$ 0.17**

Dividend Policy

The Company historically has paid cash dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company and the Bank, the financial condition of the Company and other factors, including general economic conditions and applicable governmental regulations and policies as discussed in Item 1., "Business – Supervision and Regulation," above, the section captioned "Capital" included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 14 - Regulatory Matters" contained in the notes to consolidated financial statements filed as part of this report, after Item 15.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiary. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve. In addition, the Company is subject to certain regulatory capital requirements to maintain capital at or above regulatory minimums. These regulatory capital requirements affect its dividend policies.

Stock Repurchases

The Board of Directors of the Company approved the establishment of the current Stock Repurchase Plan July 18, 2007. The Stock Repurchase Plan is structured under the Securities and Exchange Commission's Rule 10b5-1. The Plan went into effect on September 1, 2007, and is renewable every six months, at the recommendation of management and approval by the Board of Directors. The Company has an agreement with Scott & Stringfellow, Inc. to act as the Company's agent in facilitating the repurchase of the Company's common stock. The Plan calls for the repurchase of up to 40,000 shares of stock for each six month term. The Board of Directors reviews the results of the Plan, monthly. The Plan has been continuously reapproved since its inception.

The table below represents the record of when shares of common stock were repurchased during the most recent fiscal quarter.

Repurchase Plan Table

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under the plan
October 1 to October 31, 2011	-	$ -	-	22,733
November 1 to November 30, 2011	5,000	$ 14.75	114,508	17,733
December 1 to December 31, 2011	-	$ -	-	40,000
Total	5,000	$ 14.75		

The six-month terms for the Stock Repurchase Plan do not coincide with calendar quarters. A new term for the Plan began on December 1, 2011, which brought the maximum number of shares yet to be purchased under the Plan back to 40,000 shares as of December 1, 2011.

ITEM 6. <u>SELECTED FINANCIAL DATA</u>

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

Management's discussion and analysis is intended to assist the reader in evaluating and understanding the consolidated results of operations and financial condition of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements. The following discussion provides information about the major components of the results of operations and financial condition, liquidity, and capital resources of the Company.

Forward Looking Statements

The Company makes forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- Local, regional, and national economic conditions and the impact they may have on the Company and its customers and the Company's assessment of that impact;
- Government intervention in the U.S. financial system;
- Level of market interest rates;
- The successful management of interest rate risk; including changes in interest rates and interest rate policies;
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which the Company and the Bank must comply;
- Risks inherent in making loans such as repayment risks and fluctuating collateral values;
- The value of securities held in the Company's investment portfolio;
- The ability to successfully manage growth or to implement growth strategies if the Company is unable to identify attractive markets, locations or opportunities to expand in the future;
- Reliance on an experienced management team, including ability to attract and retain key personnel;
- Competition with other banks, financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- Demand, development and acceptance of new products and services;
- Changes in consumer spending, borrowings and savings habits;
- Changes in the Company's liquidity position;
- The ability to rely on third party vendors that perform critical services for the Company;
- Technology utilized by the Company;
- Maintaining expense controls and asset qualities as new branches are opened or acquired;
- Maintaining capital levels adequate to support growth;
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;
- Changes in the Company's organization, compensation and benefit plan;
- The Company's success at managing the risks involved in the foregoing items.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

Application of Critical Accounting Polices and Accounting Estimates

The accounting and reporting policies followed by the Company conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While the Company bases estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

The Company considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the Company's financial statements.

Accounting policies related to the allowance for possible loan losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Company's allowance for possible loan loss methodology includes allowance allocations calculated in accordance with Accounting Standards Codification (ASC) Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. See the section captioned "Allowance and Provision for Possible Loan Losses" elsewhere in this discussion and Note 4 – "Allowance for Loan Losses" in the notes to consolidated financial statements which follows Item 15, later in this report, for further details of the risk factors considered by management in estimating the necessary level of the allowance for possible loan losses.

Executive Overview

The Company conducts the general business of a commercial bank, offering traditional lending and deposit products to businesses and individuals. Revenue is generated primarily from interest income received on loans, investments combined with fee income and other miscellaneous revenue sources. This income is primarily offset by interest paid on deposits and borrowed funds, provision for loan losses and other noninterest expenses such as salaries and employee benefits, occupancy expense and other miscellaneous expenses.

The Company reported net income of $3,192,000 in 2011, an increase of 8.3% or $244,000 from 2010 net income of $2,948,000. Net income on a basic and diluted per share basis was reported as $1.37 and $1.25 in 2011 and 2010, respectively. Earnings of the Company in 2011 were strong despite the low interest rate environment, higher loan loss provision than pre-recession levels, and weak loan demand. The loan loss provision decreased by $65,000 from the amount recorded for 2010 as a result of declines in both non-accrual loans and loans past due 30 days or more.

As part of this report and its discussion of the results of operations, management refers to "taxable-equivalent adjustments". Taxable-equivalent adjustments are the result of increasing income from tax-free investments by an amount equal to the taxes that would be paid if the income were fully taxable based on a 34% federal tax rate, thus making tax-exempt yields comparable to taxable asset yields. Refer to the reconciliation of taxable-equivalent income to US GAAP income in the footnote to the Average Balance Sheet and Income Data, found later in this report.

Results of Operations

The table below lists the Company's quarterly performance for the years ended December 31, 2011 and 2010.

Summary of Financial Results by Quarter

(in thousands)	Three Months Ended 2011 Dec. 31	2011 Sep. 30	2011 Jun. 30	2011 Mar. 31	2010 Dec. 31	2010 Sep. 30	2010 Jun. 30	2010 Mar. 31
Interest income	$ 3,833	$ 3,863	$ 3,978	$ 3,994	$ 3,940	$ 4,143	$ 4,200	$ 4,087
Interest expense	777	893	986	1,020	1,088	1,127	1,144	1,168
Net Interest income	3,056	2,970	2,992	2,974	2,852	3,016	3,056	2,919
Provision for loan losses	160	225	150	150	150	150	150	300
Net interest income after provision for loan losses	2,896	2,745	2,842	2,824	2,702	2,866	2,906	2,619
Non-interest income	682	659	592	563	650	530	604	557
Non-interest expense	2,460	2,376	2,355	2,434	2,358	2,402	2,397	2,368
Income before applicable income taxes	1,118	1,028	1,079	953	994	994	1,113	808
Applicable income taxes	276	236	255	219	232	232	297	200
Net Income	$ 842	$ 792	$ 824	$ 734	$ 762	$ 762	$ 816	$ 608
Net income per share, basic and diluted	$ 0.36	$ 0.34	$ 0.35	$ 0.31	$ 0.32	$ 0.32	$ 0.34	$ 0.26

Summary

Total assets decreased $1.8 million during 2011 from $330.4 million in 2010 to $328.6 million, or a .55% decrease. Net loans decreased $3.1 million during 2011 from $200.5 million in 2010 to $197.4 million, or a 1.6% decrease and this was a reflection of the weak economy and lowered demand for business and consumer loans. Investment securities available for sale increased $1.8 million to $84.5 million at December 31, 2011 from $82.7 million at December 31, 2010. Average earning assets for 2011 were $299.6 million, a decrease of $3.3 million or 1.1% as compared to the annual average for 2010 of $302.9 million. Year-over-year average balances by earning asset category, included: loan balances decreasing $9.1 million, securities balances increased $3.8 million and Federal funds sold and other interest bearing balances increased $2.0 million over the prior year.

Total deposits were $271.6 million at December 31, 2011, a decrease of $6.4 million or 2.3% compared to $278.0 million at the end of 2010. On average, deposit account balances were $272.5 million for 2011 as compared to $275.2 million for 2010; a decrease of $2.7 million or .98%. The deposit category that saw the highest average balance decrease over 2010 was time deposits, down $10.3 million. This decrease was partially offset with an increase of $2.5 million in interest-bearing checking accounts, a $1.5 million increase in savings accounts and a $3.5 million increase in money-market accounts.

Other borrowings consisted of term advances from the Federal Home Loan Bank of Atlanta and overnight commercial repurchase agreements known as the Investment Sweeps product, which are non-deposit accounts, not insured by FDIC and collateralized by the Bank with US Government or Federal Agency securities sufficient to cover average account balances. During 2011 the Investment Sweeps product balances averaged $6.1 million; or an increase of $800 thousand over the average balance for

2010 of $5.3 million. The advance from the Federal Home Loan Bank of Atlanta remained unchanged at $5.0 million for the periods ended December 31, 2011 and December 31, 2010.

Stockholders' equity balance at December 31, 2011 was $41.846 million, an increase of $2.208 million from the year earlier ending balance of $39.638 million. Retained earnings, net of dividends and repurchased common stock grew $1.225 million from December 31, 2010 to December 31, 2011. The increase in accumulated other comprehensive income of $997 thousand from December 31, 2010 to December 31, 2011 was attributed to an increase of $869 thousand in the unfunded pension liability and a increase of $1.866 million in the mark-to-market value of the investment securities portfolio. Book value per common share at December 31, 2011 was $17.99, an increase of 6.8% or $1.15 from the book value per share of $16.84 at December 31, 2010. The stock closed at $14.80 on December 31, 2011 or 82% of book value as compared to a December 31, 2010 closing stock price of $13.10 or 78% of book value.

The Company's return on average assets (ROAA) for 2011 was 0.97% compared to 0.90% in 2010 and 0.91% in 2009 while the return on average equity (ROAE) was 7.63% for 2011 compared to 7.29% in 2010 and 7.49% in 2009. While improved compared to 2010, the Company's 2011 earnings reflected the lingering effects of the recession that was responsible for anemic economic activity leading to business failures, high unemployment, consumers and businesses postponing purchases in favor of paying off outstanding loans and historically-low levels of interest rates. These incidences resulted in an overall decline in loan balances, new loans originating at lower rates and adjustable-rate loans repriced at lower rates. The liquidity from the overall decline in loans was generally invested in securities at significantly lower yields. On the deposit side while volume was strong in lower cost deposit accounts as compared to the previous year, the interest margin benefited mainly from the 34 basis-point decrease in certificate of deposit account yields. The ROAE for the Company has historically been lower than peer financial institutions due to the higher amount of capital held by the Bank and the Company.

The provision for loan losses amounted to $685 thousand for 2011, a decrease of $65 thousand as compared to the $750 thousand provision for 2010. Adversely classified loans totaled $10.6 million as of December 31, 2011, which is $1.3 million lower than the $11.9 million at December 31, 2010. The allowance-to-total-loans ratio increased from 1.07% at December 31, 2010 to 1.18% at December 31, 2011, primarily as a result of watch credits increasing from $6.1 million as of December 31, 2010 to $10.5 million as of December 31, 2011. Management believes that the allowance was appropriate to cover any foreseeable loan losses as of December 31, 2011.

Noninterest income and noninterest expense for 2011 continued to be impacted by several factors which can be attributed to the recession. Noninterest income totaled $2.496 million or $92 thousand more than the $2.404 million reported for 2010. Areas where noninterest income increased in 2011 from the prior year included the cash surrender value of bank-owned life insurance increased to $296.1 thousand in 2011 or $4.1 thousand more than in 2010, and ATM fee income increased $110.9 thousand when compared to 2010. These increases were partially offset by an impairment charge of $50 thousand on other than temporarily impaired securities. Noninterest expense totaled $9.625 million for 2011, which is an increase of $36 thousand, or .38%, from the $9.589 million recorded for 2010. Higher costs were seen in a few categories that included: other expenses, up $43 thousand in 2011 over 2010, compensation-related costs increased $70 thousand over the previous year, and OREO expenses, net of rental income, increased $106 thousand in 2011 over 2010. These increases were partially offset with a decline in occupancy expense of $15 thousand, a decline in equipment expense of $64 thousand and a decline in FDIC insurance of $115 thousand.

The effective income tax rate for the Company decreased for 2011 to 23.61% as compared to 24.59% for 2010, due to an increase in tax exempt interest income.

The following table summarizes the net changes in the income statement as discussed above:

	2011	2010	Net Change	Percent Change
Return on Average Assets	0.97%	0.90%	0.07%	7.78%
Return on Average Equity	7.63%	7.29%	0.34%	4.66%
(in thousands)				
Net interest income	$ 11,992	$ 11,843	$ 149	1.26%
Provision for loan losses	685	750	(65)	-8.67%
Non-interest income	2,496	2,404	92	3.83%
Non-interest expense	9,624	9,589	35	0.37%
Net income before provision for income taxes	4,179	3,909	270	6.91%
Income taxes	987	961	26	2.71%
Net income	$ 3,192	$ 2,948	$ 244	8.28%

Net Interest Income

Net interest income, the amount by which interest income on interest earning assets exceeds interest expense on interest bearing liabilities, is the most significant component of the Company's earnings. Net interest income is the function of several factors consisting of changes in the volume and composition (mix) of interest earning assets, funding sources, and market interest rates. While management's policies influence these factors, external forces such as customer needs and demands, competition and economic and monetary policies of the Federal Reserve Board are also contributing forces.

The Federal Reserve Board influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. The Company's loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, began 2008 at 7.25% and decreased 200 basis points in the first quarter, 25 basis points in the second quarter and 175 basis points in the fourth quarter to end the year at 3.25%. During 2009, 2010 and 2011, the prime interest rate remained at 3.25%. The intended federal funds rate, which is the cost of immediately available overnight funds, fluctuated in a similar manner to the prime interest rate. It began 2008 at 4.25% and decreased 200 basis points in the first quarter, 25 basis points in the second quarter and 175 basis points in the fourth quarter to end the year at 0.25%. During 2009, 2010 and 2011, the intended federal funds rate remained at zero to 0.25%.

The Company's balance sheet has historically been asset sensitive, meaning that earning assets generally reprice more quickly than interest-bearing liabilities. Therefore, the Company's net interest margin was likely to increase in sustained periods of rising interest rates and decrease in sustained periods of declining interest rates. In an effort to mitigate the effects of declining interest rates, the Bank began in 2008 to implement interest rate floors on newly originated commercial loans, home equity lines of credit and adjustable rate residential mortgages. An "interest rate floor" is part of the contractual terms of a loan note when the loan's interest rate is subject to change during the life of the loan on either a variable or adjustable basis and the interest rate is pegged to a certain market index, such as the prime rate or LIBOR. The terms of an interest rate floor state a specific minimum interest rate that will be charged even if the base index results in a lower interest rate.

The Company is primarily funded by interest-bearing liabilities consisting of deposit account products and other borrowings. Other borrowings include the overnight investment product offered to commercial customers which is known as the Investment Sweeps product and advances from the Federal Home Loan Bank of Atlanta. Other borrowings represented 4.45% of total average interest bearing liabilities for 2011. A higher percentage of interest-bearing deposit account balances are in time deposits.

During 2011, time deposits averaged 51.5% of total interest-bearing deposit account balances, while low-cost deposit account balances for savings, interest checking and money-market accounts averaged 48.4% of total interest-bearing deposit account balances in 2011. The lower-cost funding base is expected to have a positive impact on the Company's net interest income and net interest margin. As stated previously in the section captioned "Supervision and Regulation of Banking Activities" included in Item 1, Business, elsewhere in this report, the Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Company has not yet been determined, the Company expects interest costs associated with demand deposits to increase. Additional analysis of the components of the Company's net interest margin is presented below.

Rate and Volume Analysis[1]

The following table depicts the changes in interest income and interest expense caused by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to the previous period. Interest income on securities is shown in this table on a tax-equivalent basis. This rate/volume table is intended to be used in conjunction with the Average Balance Sheet Data, shown on the following page.

	2011 vs. 2010			2010 vs. 2009		
	Increase/	Change Due To:		Increase/	Change Due To:	
(In thousands)	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
Assets:						
Loans	$ (619)	$ (36)	$ (583)	$ (510)	$ (193)	$ (317)
Securities available for sale[2]	18	(127)	145	780	(383)	1,163
Federal funds sold and other	6	(3)	9	(168)	(94)	(74)
Total interest-earning assets	$ (595)	$ (166)	$ (429)	$ 102	$ (670)	$ 772
Liabilities:						
Demand deposits	$ 5	$ 1	$ 4	$ 8	$ 2	$ 6
Savings deposits	(148)	(187)	39	91	(100)	191
Time deposits	(705)	(430)	(275)	(663)	(518)	(145)
Other borrowings						
FHLB Advances	(6)	(6)	-	(80)	50	(130)
Short-term borrowings	2	(2)	4	2	-	2
Total interest-bearing liabilities	$ (852)	$ (624)	$ (228)	$ (642)	$ (566)	$ (76)
Net interest income	$ 257	$ 458	$ (201)	$ 744	$ (104)	$ 848

Notes:

(1) Changes caused by the combination of rate and volume are allocated based on the percentage caused by each.

(2) Income is reported on a tax-equivalent basis, assuming a federal income tax rate of 34%.

Average Balance Sheet and Income Data
(In thousands)

	Years Ended December 31,								
	2011			2010			2009		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Interest earning assets:									
Loans	$202,580	$12,938	6.39%	$211,708	$13,557	6.40%	$216,629	$14,067	6.49%
Securities Available for Sale	85,710	3,213	3.75%	81,918	3,195	3.90%	53,107	2,415	4.55%
Federal funds sold and other	11,334	47	0.41%	9,301	41	0.44%	18,058	209	1.16%
Total interest earning assets	299,624	16,198	5.41%	302,927	16,793	5.54%	287,794	16,691	5.80%
Non-interest earning assets:									
Cash and due from banks	7,151			7,194			7,688		
Premises and equipment, net	7,019			7,380			7,674		
Other assets	16,798			13,893			11,934		
Less allowance for loan losses	(2,279)			(2,865)			(2,302)		
TOTAL	$328,313			$328,529			$312,788		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities:									
Demand deposits	$41,808	$74	0.18%	$39,331	$69	0.18%	$36,145	$61	0.17%
Savings deposits	73,588	430	0.58%	68,634	578	0.84%	47,349	487	1.03%
Time deposits	122,952	3,023	2.46%	133,256	3,728	2.80%	137,940	4,391	3.18%
Other borrowings									
FHLB advances	5,000	119	2.38%	5,000	125	2.50%	10,655	205	1.92%
Short-term borrowings	6,088	29	0.48%	5,290	27	0.50%	5,089	25	0.50%
Total interest bearing liabilities	249,436	3,675	1.47%	251,511	4,527	1.80%	237,178	5,169	2.18%
Non-interest bearing liabilities:									
Demand deposits	34,154			33,979			34,400		
Other	2,920			2,597			3,406		
	286,510			288,087			274,984		
Stockholders' equity	41,803			40,442			37,804		
TOTAL	$328,313			$328,529			$312,788		
Net interest earnings		$12,523			$12,266			$11,522	
Interest rate spread			3.93%			3.74%			3.62%
Net interest margin			4.18%			4.05%			4.00%

Notes: Tax-exempt interest income for investment securities has been adjusted to a tax-equivalent basis, resulting in an increase in interest income of $530, $423 and $294 for 2011, 2010 and 2009 respectively. A Federal income tax rate of 34% was used.

Non-Accrual loans are included in average loans outstanding.

Net Interest Income Analysis

Net interest income, on a tax equivalent basis, increased $257 thousand in 2011 as compared to 2010 and increased $744 thousand in 2010 as compared to 2009. The net interest margin, which is net income expressed as a percentage of average earning assets, was 4.18% for 2011, 4.05% for 2010 and 4.00% for 2009. The improvement in the net interest margin from 2009 to 2011 is a result of a greater decline in interest paid on liabilities than interest earned on assets.

The greatest contribution to the improvement of net interest income in 2011 and in 2010 was the decline in interest expense for time deposit accounts in each of the prior years. Interest costs and rates on time deposits declined from $3.728 million for 2010 to $3.023 million in 2011, a decrease of $705 thousand or 18.9%. In 2010, the interest expense for time deposits dropped by $663 thousand to $3.728 million from 2009 when the cost was $4.391 million.

The average earning assets yield for 2011 was 5.41% as compared to 5.54% for 2010, a decrease of 13 basis points and the yield decreased 26 basis points in 2010 from a yield of 5.80% for 2009. The decrease in earning assets yields over the last 3 years is a direct result of declining interest rates discussed earlier in this section and the decrease of loans as a percentage of total earning assets. In 2009, loans accounted for 75.3% of average earning assets compared to 69.9% in 2010 and 67.6% in 2011. Loans generally have significantly higher yields compared to securities and Federal funds sold and, as such, have a more positive effect on the net interest margin. Average earning assets for 2011 were $299.6 million, a $3.3 million or 1.09% decline from their balance of $302.9 million during 2010. Balances during 2010 showed an increase of $15.1 million or 5.25% from 2009.

Loans averaged $202.6 million in 2011. This was a decrease of $9.1 million from the $211.7 million in average loans for 2010. During 2010, average loan balances were $4.9 million lower than the average loan balances of $216.6 million in 2009. The average loan yield was 6.39% in 2011 compared to 6.40% in 2010 and 6.49% in 2009. The decline of loan interest income of $619 thousand for 2011 from 2010 and the $510 thousand decline in loan interest income from 2009 to 2010 can be attributed to the continued low interest rate environment as well as decreased average balances outstanding.

Securities averaged 28.6% of earning assets in 2011 as compared to the 27.0% average share in 2010 and 18.5% of average earning assets for 2009. The increase in securities as a percentage of earning assets was the direct result of slow loan demand over the 3-year period. The decline of market interest rates from 2009 to 2011 is evidenced by the decline of the yield on securities from 4.55% in 2009 to 3.90% in 2010 and to 3.75% for 2011. The average duration of the securities portfolio is generally from 3 to 5 years, which helps to sustain the liquidity position of the balance sheet. This level of duration will react more quickly to changes in interest rates, either up or down. The securities portfolio is structured in a manner that will provide funding for loan demand in the future.

Federal funds sold and other interest bearing account balances comprise the smallest portion of earning assets and it is intended to serve the immediate liquidity needs of the Company. During 2011, the average balance was $11.3 million or 3.8% of total earning assets as compared to $9.3 million or 3.1% of earning assets for 2010 and $18.1 million or 6.2% of earning assets for 2009. The yield for 2011 was 0.41% as compared to .44% for 2010 and 1.16% for 2009. The decline in yield from 2009 to 2011 was attributable not only to the decline in overnight rates, but also to the fact that CDs the Bank held during 2009 had matured at the end of that year.

Total average interest-bearing liabilities decreased $2.1 million to $249.4 million during 2011 as compared to $251.5 million for 2010, which was an increase of $14.3 million over the average interest-bearing liabilities of $237.2 million for 2009. The yield on average interest-bearing liabilities was 1.47% or 33 basis points less than the yield of 1.80% for 2010, which was 38 basis points less than the 2.18% yield for 2009. Total interest expense for 2011 was $3.675 million or $852 thousand less than the $4.527 million reported for 2010 and a decrease of $642 thousand from the interest expense of $5.169 million for 2009. Average deposits decreased $2.7 million or .98% for 2011 compared to 2010 and increased $19.4 million or 7.6% in 2010 as compared to 2009. Average interest-bearing deposits decreased $2.9 million in 2011 as compared to 2010 and increased $19.8 million in 2010 as compared to 2009. Average interest-bearing deposits as a percentage of average deposits were 87.4% for 2011 and compared to 87.6% for 2010 and 86.5% as a percentage for 2009. The average cost of interest-bearing deposits was 1.48% in 2011 compared to 1.81% in 2010 and 2.23% in 2009. The decrease in the average cost of interest-bearing deposits during the comparable periods was primarily the result of the on-going low rate environment and a shift in the deposit account mix from time deposit accounts to low cost deposit accounts such as interest-bearing checking, savings and money market accounts.

The Company's net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 3.93% in 2011 compared to 3.74% in 2010 and 3.62% in 2009. The net interest spread, as well as the net interest margin, will be impacted by future changes in short-term and long-term interest rate levels, as well as the impact from the competitive environment. A discussion of the effects of changing interest rates on net interest income is set forth in Item 7A. Quantitative and Qualitative Disclosures About Market Risk included elsewhere in this report.

Provision for Possible Loan Losses

The provision for possible loan losses is determined by management as the amount to be added to the allowance for possible loan losses after net charge-offs have been deducted to bring the allowance to a level which, in management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for possible loan losses totaled $685 thousand in 2011 compared to $750 thousand in 2010 and $900 thousand in 2009. See the section captioned "Allowance for Possible Loan Losses" elsewhere in this discussion for further analysis of the provision for possible loan losses.

Noninterest Income

The following table illustrates the main revenue sources for noninterest income:

(in thousands)	2011	2010	2009
Service charges on deposit accounts	$ 1,052	$ 1,036	$ 1,241
Gain on sale or call of securities	7	32	21
Other-than-temporary impairments	(55)	-	(562)
Less: Noncredit portion of OTTI impairments	(5)	-	(502)
Net other-than-temporary impairments	(50)	-	(60)
Net gain on sales of loans	87	68	71
Income from bank owned life insurance	296	292	282
ATM fees	760	649	552
Other fees	344	327	389
Total noninterest income	$ 2,496	$ 2,404	$ 2,496

The Company's noninterest income increased 3.82% to $2.496 million in 2011, compared to $2.404 million in 2010, and $2.496 million in 2009. Changes in various components of non-interest income are discussed below in more detail.

Service charges on deposit accounts. Service charges on deposit accounts for 2011 increased $16 thousand, or 1.5%, as compared to 2010. The increase in service charges on deposit accounts was due to increased service charge activity on commercial accounts and overdraft/insufficient funds charges on consumer accounts. Service charges on deposit accounts decreased $205 thousand in 2010, or 16.5%, as compared to 2009.

Gain on sale or calls of securities. The Company did not have any security sales in 2011, 2010 and 2009. The gain for those years was directly attributable to securities that were called by the issuer prior to maturity. Gain on calls of securities for 2011 was $7 thousand as compared to $32 thousand for 2010 and $21 thousand for 2009.

Other-than-temporary impairments. During 2011 management recorded a $50 thousand other-than-temporary (OTTI) impairment relating to non-agency CMO securities. At December 31, 2009, management recorded an other-than-temporary impairment relating to what is determined to be a permanent credit loss involving non-agency CMO securities in the amount of $60 thousand. The determination of the credit loss is discussed later in this report under the heading "Impaired Securities". There was no impairment charge related to credit loss for any of the portfolio securities in 2010.

Net gain on sale of loans. The level of interest rates during the 2011 is the primary reason why the Company reported higher gains on sale of loans. Much of the activity in secondary market loan origination and sales is dependent on customers refinancing their existing mortgages. While refinancing activity declined during 2009 and 2010, the continued low interest rate environment in 2011 has given customers an opportunity to refinance through the secondary market. The net gain on the sales of loans was $87 thousand for 2011, $68 thousand for 2010 and $71 thousand for 2009.

Income from bank owned life insurance. The Company maintains insurance policies for certain officers of the Company and the Bank and the increase in cash surrender value related to these policies is reported as non-interest income. The amount recorded as income is determined by the individual insurance companies and is subject to market interest rates. During 2011, $296 thousand was recorded as income as compared to $292 thousand for 2010, and $282 thousand for 2009.

ATM fees. The Company reports revenues from automated teller machines (ATMs), interchange network fees and PIN-based debit card transaction fees as ATM fees. For 2011, the Company earned $760 thousand in fee income, or 17.1% higher revenue than the $649 thousand earned in 2010, which was 17.6% greater than the fee income of $552 thousand reported for 2009. In 2011 the Federal Reserve implemented a new regulation which could significantly impact the level of interchange fees that may be charged. While banks with less than $10 billion in assets (such as this Bank) are exempted from this measure, as a practical matter we expect that all banks could be forced by market pressures to lower their interchange fees or face potential rejection of their cards by retailers. The Company cannot provide any assurance as to the ultimate impact of this proposal on the amount of income from Visa check card usage reported in future periods; however, the Company's revenues from Visa check card usage could likely be significantly reduced from current levels.

Other fees. The other fees category includes ancillary services performed for customers such as check cashing, wire transfers, merchant processing fees, etc. Also included are various fees and dividends received from industry relationships such as banking associations and insurance companies. Income from these sources tends to be variable and can fluctuate from year to year, particularly when one-time rebates are earned by the Company. For 2011, other fees were $344 thousand or a $17 thousand increase from the $327 thousand received in 2010. Other fees for 2010 were $62 lower than the $389 thousand recorded in 2009.

(Remainder of this page is left blank, intentionally.)

Noninterest Expense

The main components of noninterest expense and their respective change are detailed in the table below:

(in thousands)	2011	2010	2009
Salaries and employee benefits	$ 5,484	$ 5,415	$ 5,309
Occupancy	590	605	580
Equipment	469	534	571
FDIC deposit insurance	392	506	340
Net (gain) loss on sale of other real estate owned	(29)	(13)	6
Impairment - other real estate owned	105	76	-
OREO expenses, net of rental income	175	69	64
Other [1]	2,439	2,396	2,104
Total noninterest expense	$ 9,625	$ 9,588	$ 8,974

[1] Please reference Note 13 of the Consolidated Financial Statements for the principal components of Other Expenses.

The Company's noninterest expense for 2011 was $9.625 million, an increase of $37 thousand or .39% as compared to the $9.588 million recorded in 2010. Non-interest expense for 2010 increased $614 thousand or 6.84% over the $8.974 million for 2009.

Salaries and employee benefits. Salaries and employee benefits costs in 2011 increased $69 thousand or 1.28% to $5.484 million as compared to $5.415 million for 2010 and 2010 costs were an increase of $106 thousand or 1.99% over the costs for 2009. Included in this category is the deferral of loan origination costs which are required by ASC 310-20, "Nonrefundable Fees and Other Costs". The Accounting Standard requires the deferral of direct loan origination costs, mostly consisting of personnel costs and nonrefundable fees over the life of the loan. The amount deferred is dependent on the number of loans originated in a given period. In years when loan origination activity is less than a previous year, then the deferral of costs will be less, which results in increasing the total amount of compensation costs for the current year. In 2011 deferred costs totaled $250 thousand or $46 thousand less than the $296 thousand for 2010 and this was $128 thousand less than the deferred amount of $424 thousand for 2009. Total salaries and employee benefits costs, exclusive of the deferred loan costs, were $5.734 million for 2011 a increase of $23 thousand from the $5.711 million for 2010 and $5.733 million for 2009.

The Company provides a defined benefit pension plan for eligible employees. The service costs and related administrative fees for 2011 were $262 thousand which is an increase of $25 thousand from the $237 thousand for 2010 and when comparing 2010 to 2009, the cost for 2010 was $120 thousand less than the $357 thousand for 2009. Service costs are determined by actuarial methods and are affected by a number of factors including expected return on plan assets and these estimates are impacted depending on the overall performance of the economy. Based upon actuarial data provided as of December 31, 2011, the net periodic costs for 2011 are anticipated to be approximately $364 thousand, excluding plan administrative costs.

Occupancy. Total occupancy expense for 2011 was $590 thousand, which is $15 thousand lower than the $605 thousand expensed in 2010 and compares to the $580 thousand recorded in 2009. The higher cost for 2010 is mainly attributable to one-time maintenance costs. Building depreciation for the comparative period was $239 thousand for 2011, $238 thousand for 2010 and $229 thousand for 2009. During the last several years, it has been management's practice to recommend capital budgets that were focused on planned building improvements that avoid significant additional depreciation for future years while maintaining attractive and safe facilities. Local property taxes increased $1 thousand to $53 thousand from $52 thousand in 2010 and $48 thousand in 2009. Utility costs for 2011 were $113 thousand or $9 thousand more than the $104 thousand recorded for for 2010, and $103 thousand for 2009.

Equipment. Total equipment expense for 2011 totaled $469 thousand, a decrease of $65 thousand from the $534 thousand expensed in 2010 and compares to the $571 thousand for 2009. The primary contributor to the year-over-year decreases in equipment expense has been lower equipment depreciation costs. Depreciation expense for 2011 was $285 thousand, a decrease of $69 thousand from the $354 thousand expensed in 2010 and this amount was a reduction of $29 thousand from the $383 thousand expensed in 2009. Equipment replacement, including computer hardware, is on a scheduled basis and equipment purchases are budgeted as part of the Bank's annual Capital Budget Plan.

FDIC deposit insurance. FDIC deposit insurance expense for 2011 was $392 thousand, a decrease of $114 thousand over the $506 thousand in premium expense charged in 2010. The FDIC instituted higher insurance premiums on all insured depository institutions beginning in 2009. In 2009, the Bank paid a special Deposit Insurance Fund assessment in the amount of $138 thousand. This was the first special assessment imposed by the FDIC in recent years. Additionally, the Bank's one-time credit allowance ended as of June 30, 2009. The one-time credit allotted to banks nationwide had been part of the Deposit Insurance Fund as of December 31, 1996, the Bank was originally allotted a credit of $244 thousand and during 2008 the Bank realized $119 thousand of this credit against premium costs and for 2009 the Bank realized a credit of $31 thousand. The Bank participated in the Transaction Account Guarantee Program during 2010 and 2009. Deposit insurance cost for participating in the TAGP was $7 thousand for 2010 and $6 thousand for 2009.

Impairment – other real estate owned. The Company has acquired other real estate owned as a result of foreclosures and the acceptance of deeds-in-lieu of foreclosure. The lack of qualified buyers for these properties has resulted in holding the properties for extended periods. In accordance with accounting standards ASC 310 and ASC 360, management had certain OREO properties re-appraised during 2011 and those property values had declined and this change was reported as an impairment charge of $105 thousand. During 2010 there was an impairment charge of $76. The Company had no impairment charges in 2009.

OREO expense, net of rental income. This category includes any costs related to holding foreclosed assets. Revenues and expenses are recorded in earnings as they occur. OREO expenses for 2011 were $175 thousand, an increase of $106 thousand from the $69 thousand for 2010 and compares to the 2009 cost of $64 thousand.

Other expense. Total other expenses for 2011 were $2.439 million, an increase of $43 thousand from the $2.396 million for 2010 and compares to the 2009 cost of $2.104 million. The areas of cost which impacted this category involved expenses related to legal, collection, and foreclosure costs for deteriorating loan relationships, renegotiated core processing contracts, and cost reduction related to the branch capture conversion. Some of the more significant components included in other expense are discussed below.

Collection and foreclosure-related expenses associated with delinquent loans, including legal costs and costs associated with the acquisition of real estate acquired through foreclosure were responsible for $102 thousand in costs during 2011 as compared to $192 thousand in costs during 2010.

Provision for Income Taxes

Income before income taxes includes both taxable income and tax-exempt income, including interest on municipal securities and bank-owned life insurance. The effective income tax rate, based on income before taxes is, therefore, lower than the statutory Federal income tax rate of 34%. Financial institutions in the Commonwealth of Virginia are not subject to a state income tax; rather, a franchise tax is assessed and paid. The cost of the franchise tax is recorded as part of the Other Expense category discussed above. The effective income tax rate for 2011 was 23.61% or a decrease from 24.59% in 2010 and 26.43% in 2009. Income taxes for 2011 totaled $987 thousand an increase of $26 thousand from $961 million reported for 2010 and a decrease of $31 thousand from the $1.018 million reported in 2009. The income tax expense for 2009 decreased by $128 thousand to $1.018 million from the expense for 2008 of $1.146 million. The decrease in the effective income tax rates over the comparative period is primarily attributed to a higher level of tax-exempt securities income.

Asset Quality

Allowance and Provision for Loan Losses

The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Company's allowance for possible loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, classified and criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools. See Note 4 – "Allowance for Loan Losses" in the accompanying notes to consolidated financial statements included elsewhere in this report for further details regarding the Company's methodology for estimating the appropriate level of the allowance for possible loan losses.

(Remainder of this page is left blank, intentionally.)

Activity in the allowance for possible loan losses is presented in the following table:

Five-Year Loan Charge-offs and Recoveries Summary

(in thousands)	December 31, 2011	2010	2009	2008	2007
Allowance, beginning of period	$ 2,168	$ 2,673	$ 2,167	$ 1,950	$ 1,935
Charge-offs:					
Commercial & Industrial	25	488	21	-	10
Commercial Real Estate	276	80	-	-	-
Real Estate - Mortgage	337	381	328	101	16
Real Estate - Construction	31	293	-	-	-
Consumer	81	50	100	63	105
Total Charge-offs	**$ 750**	**$ 1,292**	**$ 449**	**$ 164**	**$ 131**
Recoveries:					
Commercial & Industrial	$ 18	$ -	$ 3	$ 78	$ 1
Commercial Real Estate	-	-	-	-	-
Real Estate - Mortgage	38	5	2	7	5
Real Estate - Construction	170	11	-	-	-
Consumer	23	21	50	51	378
Total Recoveries	**$ 249**	**$ 37**	**$ 55**	**$ 136**	**$ 384**
Net Charge-offs (Recoveries)	**$ 501**	**$ 1,255**	**$ 394**	**$ 28**	**$ (253)**
Provision for loan losses	$ 685	$ 750	$ 900	$ 245	$ (238)
Allowance, end of period	**$ 2,352**	**$ 2,168**	**$ 2,673**	**$ 2,167**	**$ 1,950**
Ratio of net charge-offs to average loans outstanding	0.25%	0.59%	0.18%	0.01%	-0.12%

Net charge-offs during 2011 decreased $754 thousand to $501 thousand compared to 2010 net charge-offs of $1.255 million. As a percentage of average loans, net charge-offs decreased 34 basis points in 2011 compared to 2010 versus an increase of 41 basis points in 2010 compared to 2009. The Company continues to experience a reduction in the levels of non-accrual loans and loans past due 30 days or more. The increase in charge-offs in 2010 was reflective of certain business failures, declining collateral value, and foreclosure action taken by the Bank as a direct result of the recessionary economy. The predominance of charge-offs in 2011 and in 2010 was concentrated in residential and commercial real estate loans. The Bank recognized net recoveries of $253 thousand in 2007 as a result of reaching settlement agreements with loan guarantors. This significant recovery resulted in a recapture of prior-year provision expense in 2007 of $238 thousand.

The provision for possible loan losses reflects loan quality trends, including the level of net charge-offs or recoveries, among other factors. The provision for possible loan losses decreased $65 thousand in 2011 to $685 thousand compared to $750 thousand in 2010 and decreased $150 thousand in 2010 compared to the $900 thousand provision for 2009. The decrease in the provision for possible loan losses during 2011 is reflective of a decreasing trend in the level of non-performing loans. The increase in the provision for possible loan losses during 2009 compared to 2008 was partly due to higher levels of net charge-offs, an increase in classified loans and declining collateral values related to the weaker economic conditions.

After considering factors such as portfolio and economic conditions, delinquency trends, past loan loss experience, the volume of new loans, increases in the watch category, as well as other factors deserving recognition, the allowance for loan losses was set at $2.352 million at December 31, 2011. This is an increase of $184 thousand from December 31, 2010 and $321 thousand lower than the allowance balance at December 31, 2009. The lingering effects of the economic recession could lead to a higher level of nonperforming loans during 2012. The Company is taking prudent steps to appropriately provide for potential losses by adhering to sound allowance for loan loss methodology and monitoring trends in watch list credits.

The following table shows the allocation of the allowance for loan losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.

Allocation of Allowance for Loan Losses

	2011		2010		2009		2008		2007	
(in thousands)	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
Commercial & Industrial	$ 228	6.86%	$ 224	7.15%	$ 663	7.22%	$ 345	9.32%	$ 346	11.18%
Commercial Real Estate Loans	571	31.33%	560	30.23%	878	31.14%	606	27.56%	1,031	25.25%
Real Estate - Mortgage	900	49.64%	876	50.98%	761	49.26%	535	47.76%	351	45.82%
Real Estate - Construction	211	7.98%	203	6.39%	273	5.82%	417	7.66%	108	8.85%
Consumer loans	59	4.18%	56	5.25%	98	6.56%	264	7.70%	114	8.90%
Unallocated	383	0.00%	249	0.00%	-	0.00%	-	0.00%	-	0.00%
Balance End of Period	$ 2,352	100.00%	$ 2,168	100.00%	$ 2,673	100.00%	$ 2,167	100.00%	$ 1,950	100.00%

Non-Performing Assets

Year-end non-performing assets and accruing past due loans were as follows:

	December 31,				
(in thousands)	2011	2010	2009	2008	2007
Non-accrual loans	$ 2,086	$ 3,836	$ 5,259	$ 1,115	$ 1,179
Troubled debt restructurings (not on non-accrual)	472	1,328	-	-	-
Loans past due 90 days or more and still accruing	-	117	83	241	--
Other real estate owned	7,430	3,425	1,073	957	-
Total Non-performing assets	$ 9,988	$ 8,706	$ 6,415	$ 2,313	$ 1,179

Non-performing assets include non-accrual loans, troubled debt restructurings and foreclosed assets. Other real estate owned balances represent the lower of cost or appraised value less cost to sell of real estate acquired through foreclosure by the Bank. The Bank regularly evaluates the carrying value of such assets and adjusts the balances as required by recording an impairment charge to current earnings. The Bank actively markets such properties to reduce potential losses. Expenses related to carrying these assets are recorded in current earnings.

Financial Condition

Summary

At December 31, 2011, the Company had total assets of $328.6 million compared to $330.5 million at December 31, 2010. The decrease is total assets was primarily due to a decline in loan balances.

Stockholders' equity at December 31, 2011 was $41.8 million compared to $39.6 million at December 31, 2010. The net increase in total equity is mainly the result of the net increase in market values of available for sale securities and the decrease in the unfunded pension liability, and the net income for 2011. (Refer to *Consolidated Statements of Changes in Stockholders' Equity* for further details.)

Loan Portfolio

The Bank uses the funds generated from deposits, short-term FHLB advances, combined with investment portfolio liquidity to support its lending activities and it competes aggressively for loans in its market areas. Loan originations for 2011 totaled $41.9 million or a 27.4% increase over the $32.9 million originated in 2010. Loan originations in 2011 improved over 2010, however, remain well below historical averages. Tepid loan demand coupled with loan refinances to secondary market fixed rates have negatively impacted total loan balances. Even with the year to year increase of loan originations in 2011, the year to year comparison saw a decline in total loans; at December 31, 2011, loans totaled $199.7 million or a decrease of $3.0 million from the $202.7 million at December 31, 2010. Loans decreased $14.8 million from $217.5 million at December 31, 2009 to $202.7 million at December 31, 2010.

Loans are made predominantly to individuals and businesses located in the Bank's trade area. Approximately 89.0% of the loan portfolio on December 31, 2011 was composed of real estate secured loans.

Summary of Loans Held for Investment

	December 31,				
(in thousands)	**2011**	**2010**	**2009**	**2008**	**2007**
Commercial & Industrial	$ 13,700	$ 14,500	$ 15,705	$ 19,859	$ 23,643
Commercial Real Estate	62,580	61,268	67,740	58,714	53,362
Real Estate - Mortgage	99,141	103,336	107,166	101,750	96,831
Real Estate - Construction	15,939	12,943	12,660	16,321	18,697
Consumer	8,355	10,636	14,264	16,402	18,798
Total Loans	$ 199,715	$ 202,683	$ 217,535	$ 213,046	$ 211,331

The Company does not engage in highly leveraged transactions. Commitments to extend credit and standby letters of credit to customers in the normal course of business totaled $24.2 million at December 31, 2011. (See *Financial Instruments with Off-Balance Sheet Risk* discussion).

The following table shows the maturities of loans outstanding as of December 31, 2011.

(In thousands)	Within One Year	Maturing After One But Within Five Years	After Five Years	Total
Commercial & Industrial	$ 8,488	$ 4,713	$ 499	$ 13,700
Commercial Real Estate	16,699	40,526	5,355	62,581
Real Estate - Mortgage	28,836	60,954	9,351	99,141
Real Estate - Construction	4,454	10,609	876	15,939
Consumer	1,510	6,670	175	8,355
Total Loans	$ 59,987	$ 123,472	$ 16,256	$ 199,715
Maturities after one year with:				
Fixed interest rates:		$ 122,137	$ 16,118	$ 138,255
Variable interest rates:		$ 1,335	$ 138	$ 1,473

Investment Securities

The investment securities portfolio has a primary role in the management of the Company's liquidity requirements, interest rate sensitivity and in generating substantial interest income. Investment securities play a key role in diversifying the Company's balance sheet. The investment securities provide the Company's balance sheet with an average maturity duration that is shorter (under 7 years) than compared to the loan portfolio which generally has longer average maturities (5 years and greater). The Company's securities portfolio is generally used to meet collateral requirements for public funds deposits and for commercial customers utilizing the overnight repurchase program. The investment securities portfolio is actively utilized to assist in managing the Company's interest rate sensitivity and prepayment risks. It is managed to ensure adequate balance sheet liquidity can be obtained to fund loans or for other needs.

Restricted securities are excluded from this discussion since they represent required investments in the capital stock of certain correspondent banks. The value held in restricted securities is mainly based upon the level of business activity the Bank has with the correspondent bank or other requirements that have no bearing on balance sheet growth or investment strategies of either the Bank or the Company. Restricted securities are carried at cost.

The investment policy of the Company prohibits any investment in any form of equity security, whether it is private, publicly-traded, or Federal government-sponsored entities (GSEs). Corporate debt investments are permitted for nationally-known, highly-rated companies.

The investment policy does not require the immediate liquidation of any security that falls below the investment grade rating of BBB minus for Fitch and S&P, or Baa3 for Moody's. The liquidation of a security simply due to a credit rating change without considering other factors such as the likelihood of the security recovering from the downgrade or the possibility of ultimately recovering the full book value of the security might lead to taking losses unnecessarily. If a security falls below investment grade, management is required to monitor the security for any subsequent deterioration and to provide the board of directors with an update monthly. As of December 31, 2011, the Company held five securities with below investment grade ratings. These securities are discussed below under "Impaired Securities".

All investment securities are classified as available for sale and are carried at fair value adjusted for amortization of premiums and the accretion of discounts. By classifying the securities as available for sale, management has the opportunity to react to changing liquidity needs and market conditions.

The Company's investment securities portfolio grew $1.8 million or 2.14% from December 31, 2010 to December 31, 2011. The growth in the investment portfolio was a result of investing the excess liquidity created by the $3 million decline in the loan portfolio. While management prefers to see balance sheet growth being channeled into loan growth, given the greater earnings spread that generally exists for loans versus investment securities, loan growth remains a challenge as customers continue to deleverage, loan demand remains below historical levels, and loan refinances to non-bank fixed rate mortgages continue to accelerate. Available for sale securities represented 25.7% of total assets at December 31, 2011 as compared to 25% of total assets at December 31, 2010.

The table below provides the consolidated investment portfolios for both the Company and the Bank.

Investment Securities Portfolio

(in thousands)	December 31, 2011	2010	2009
U.S. Government and federal agency	$ 8,038	$ 16,705	$ 26,370
State and political subdivisions	32,528	28,704	19,100
Agency mortgage-backed	41,711	34,259	17,508
Non-agency mortgage-backed	1,400	2,275	3,022
Other	835	801	777
Total available for sale securities	$ 84,512	$ 82,745	$ 66,777

Projected Maturities for Investment Securities Portfolio

At December 31, 2011

(in thousands)	Within One Year Amount	Within One Year T/E Yield	After One Year Within Five Years Amount	After One Year Within Five Years T/E Yield	After Five But Within Ten Years Amount	After Five But Within Ten Years T/E Yield	After Ten Years Amount	After Ten Years T/E Yield
U.S government and federal agencies	$ -	0.00%	$ 3,006	1.35%	$ 3,006	1.59%	$ 2,026	2.79%
State and municipal	2,426	4.44%	1,872	2.95%	3,688	5.58%	24,542	5.60%
Agency mortgage backed	-	0.00%	149	4.31%	9,779	2.07%	31,783	3.22%
Non-agency mortgage-backed	-	0.00%	-	0.00%	-	0.00%	1,400	5.46%
Other	-	0.00%	835	5.28%	-	0.00%	-	0.00%
Total	$ 2,426		$ 5,862		$ 16,473		$ 59,751	

Mortgage backed securities are detailed in the above table based on expected weighted average maturities of the individual security. The tax equivalent yield is based upon a federal income rate of 34%.

At December 31, 2011 and 2010, investment securities with a market value of $26,269,749 and $27,828,340, respectively, were pledged to collateralize public deposits and for other purposes.

Impaired Securities

As of December 31, 2011, the Company had a total of five investment securities that are considered non-Agency collateralized mortgage obligations (CMO) that were securitized by private firms and not by the Federal agencies, Fannie Mae (FNMA) or Freddie Mac (FHLMC). At December 31, 2011, all five securities were rated below investment grade. The Company's investment policy does require quarterly monitoring of any security that is downgraded below investment grade; however the policy does not require the sale of the security simply based on the downgrading event. Management discusses the result of its quarterly impairment analysis to the ALCO Committee and to the full Board of Directors. The underlying collateral consists of jumbo, fixed-rate, residential mortgage loans with original 30-year terms. Jumbo mortgages are loans that in most areas have original loan balances that exceed $417,000. Collectively, these securities had a book value at December 31, 2011 of $1,399,670 and represented 1.66% of the total available for sale securities' book value of $84,511,794. Monthly payments continue to be received on each security which represents principal and interest payments made by the underlying mortgagors.

CMOs are a hybrid form of a mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying maturities, called tranches. The securities were purchased between November 2005 and December 2007. The Company purchased senior tranches of each security and each security met all of the investment policy's pre-purchase requirements. The purchase of a senior tranche provides that the investor is paid out first with prepayments and repayments of principal and interest until they are paid off. The yield of a senior tranche is typically lower as compared to less senior tranches, conversely, the risk of bearing credit losses is deemed to be less in a senior tranche than it is for the lower tranches which inherently carry higher risk of loss as a result of credit defaults. The securities were rated by the credit rating agencies, Fitch and Standard & Poors, as AAA when purchased.

Since the announced downgrades by the credit rating agencies, Fitch and Standard & Poors, management has used the results from analytical cash flow models which it obtains from third party consultants to determine these securities might be other than temporarily impaired (OTTI). Among the inputs used for the analytical model are the current credit default statistics of each individual security. The models project the future cash flows assuming that the default statistics remain unchanged until the security's stated maturity date. The results of the stress testing concluded that as of December 31, 2011, there existed some likelihood of credit losses in three of the five CMO securities. During 2011 the Company recorded an additional impairment of $50 thousand based upon loss results projected by the model. On a cumulative basis, the Company has recorded a total $110 thousand in impairment loss through December 31, 2011. Management believes that the OTTI allowance is sufficient to cover any projected losses relating to the five CMO securities.

Deposits

The Company's predominant source of funds is depository accounts, which are comprised of demand deposits, savings, money market accounts, and time deposits. The Company's deposits are principally provided by individuals and businesses located within the communities served. In 2008, the Bank began to offer certificates of deposits that provided FDIC deposit insurance up to $50 million per customer. Management sought to offer this product as a convenience to those customers who desire this type of guarantee and has chosen not to extensively promote the offering.

The average balance for 2011 of all interest bearing deposit account products was $238.3 million, a decrease of $2.9 million or 1.20% as compared to the average balance of $241.2 million for 2010. The average rate of interest-bearing deposit accounts was 1.48% for 2011 and this is a decrease of 33 basis points from the rate of 1.81% for 2010. Management places an emphasis on increasing lower cost deposit account balances, which includes savings, money market and interest-bearing checking accounts, as a means of managing the net interest margin. For 2011, the average balance of noninterest demand deposit accounts increased $175 thousand for an average of $34.1 million during 2011 as compared to an average balance of $34.0 million for 2010. The economic downturn has forced individuals and businesses to rely on cash in their accounts for everyday living expenditures and business operations and to pay down individual or business debt.

The low cost deposit account strategy also includes money market accounts. During 2011, average balances of money market accounts increased $3.4 million for an annual average balance of $53.7 million for 2011 as compared to an annual average balance of $50.3 million for 2010. For 2011, the average cost for money market accounts was .65%, a decrease of 36 basis points from the average cost of 1.01% for 2010. During 2011, customers continued to take advantage of the Bank's tiered money market product.

Other low cost deposit accounts such as interest-bearing demand deposit accounts and savings accounts had average annual balance for 2011 of $61.7 million, an increase of $3.4 million in comparison to an average balance of $57.7 million for 2010. Time deposits had an average balance of $123.0 million for 2011 or a decrease of $10.3 million when compared to the average balance of $133.3 million for 2010.

Average Deposits and Rates Paid

	2011		2010		2009	
(in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest bearing demand deposits	$ 34,154		$ 33,979		$ 34,400	
Interest bearing demand deposits	41,808	0.18%	39,331	0.18%	36,145	0.17%
Savings deposits	73,588	0.58%	68,634	0.84%	47,349	1.03%
Time deposits	122,952	2.46%	133,256	2.80%	137,940	3.18%
Total	$ 272,502	1.29%	$ 275,200	1.59%	$ 255,834	1.93%

The Company's time deposits with balances of $100,000 or more totaled $46.5 million at December 31, 2011, and comprised 17.1% of the Company's total deposits. These time deposits were maintained predominantly by long-time customers located in the Company's trade area.

Maturity Projection of Time Deposits over $100,000

(in thousands)	December 31, 2011
3 months or less	$ 11,021
3months to 6 months	3,207
6 months to 12 months	9,826
Over 1 year	22,440
Total	$ 46,494

Financial Instruments with Off Balance Sheet Risk

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2011 and 2010, the following financial instruments were outstanding whose contract amounts represent credit risk:

Outstanding Financial Instruments with Credit Risk

	December 31, 2011	December 31, 2010
	(In thousands)	
Commitments to extend credit	$ 22,911	$ 23,489
Standby letters of credit	1,328	671

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may be secured or unsecured with varied maturities based upon product type, collateral, and credit worthiness of the borrower.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Liquidity

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The Bank seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, maturities and cash flow from available for sale securities and federal funds sold and resell agreements.

Liability liquidity is provided by access to funding sources which include core deposits, federal funds purchased and advances obtained through banking correspondents. Federal funds lines of credit are maintained with the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta and with major regional banks that totaled $58.5 million at December 31, 2011.

At December 31, 2011 and 2010, the Company had outstanding advances totaling $5,000,000 with the Federal Home Loan Bank of Atlanta, detailed below.

	December 31, 2011	December 31, 2010
Two-year fixed rate hybrid advance at 1.93% maturing October 11, 2013	$ 5,000,000	$ -
Five-year / two -year convertible advance at 2.47% maturing February 5, 2013	-	5,000,000
	$ 5,000,000	$ 5,000,000

Since Citizens Bancorp of Virginia, Inc. is a holding company and does not conduct operations its primary sources of liquidity are from its investment portfolio and from dividends that are up streamed from the Bank. Banking regulations may limit the amount of dividends that may be paid by the Bank to the Company. See Note 14 – "Regulatory Matters" in the accompanying notes to the financial statements included elsewhere in this report regarding such dividends. At December 31, 2011, the Company had liquid assets, including cash, interest bearing deposits in correspondent banks, overnight federal funds and unpledged available for sale securities totaling $78.7 million.

The liquidity position of the Company is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate. Management is not aware of any events that are reasonably likely to have a material adverse effect on the Company's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material adverse effect on the Company.

Capital

The Company's principal source of capital is generated through retained earnings. In 2011, $1,602,038 or 50.2%, of earnings were retained and added to the capital of the Company.

Capital growth has historically benefited from our level of dividend payout limits. The dividend payout ratio represented 49.8%, 54.0% and 57.0% of net income for 2011, 2010 and 2009, respectively. The Company's current dividend policy limits annual dividend payouts to no more than 60% of the net earnings for the trailing twelve months. The ratio of average equity to average assets was 12.73% in 2011, compared to 12.31% in 2010 and 12.09% in 2009. Stockholders' equity was $41,846,000 at December 31, 2011.

The Company's Tier I Leverage ratio was 12.7% at December 31, 2011. The Tier I risk-based capital ratio for the Company was 20.9% on December 31, 2011 while the total risk-based capital ratio was 22.1%. Both Tier I and total risk-based capital ratios at December 31, 2011 exceeded regulatory risk-based capital requirements by substantial margins and the Company continues to be well capitalized.

Cash dividends totaling $1,590,265 were declared in 2011 which represents a payout ratio of 49.8% compared to a payout ratio of 54% in 2010. It is anticipated that internally generated funds will cover any capital improvements in 2012. The Company believes its liquidity and capital resources are more than adequate to meet its cash requirements for the foreseeable future.

A stock repurchase plan is ongoing since September 1, 2007. The plan is intended to provide additional liquidity in the trading of the Company's stock and to provide the Company with opportunities to reduce the number of shares outstanding. (Additional information on the stock repurchase plan is discussed in Part II, Item 5, earlier in this report.)

Capital Expenditures

Capital expenditures were $179 thousand in 2011 compared to $184 thousand in 2010. The capital expenditures in 2011 were focused on the installation of a new time and temperature sign at the branch locations and the installation of new ATM's at the Farmville West and Colonial Heights locations.

Capital expenditures approved by the Board of Directors for 2012 totals $308 thousand and primarily consist of replacing building components and equipment.

Impact of Inflation and Changing Prices

The Company's financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP presently requires the Company to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Company, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things, as further discussed in the next section.

Regulatory and Economic Policies

The Company's business and earnings are affected by general and local economic conditions and by the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities, among other things. The Federal Reserve Board regulates the supply of money in order to influence general economic conditions. Among the instruments of monetary policy historically available to the Federal Reserve Board are (i) conducting open market operations in United States government obligations, (ii) changing the discount rate on financial institution borrowings, (iii) imposing or changing reserve requirements against financial institution deposits, and (iv) restricting certain borrowings and imposing or changing reserve requirements against certain borrowings by financial institutions and their affiliates. In addition, the Federal Reserve Board has taken a variety of extraordinary actions during the current recession that have had a material expansionary effect on the money supply. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of the Company.

Governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future; however, the Company cannot accurately predict the nature, timing or extent of any effect such policies may have on its future business and earnings.

Recent Developments

First Quarter 2012 Cash Dividend Approved

On March 22, 2012, the Board of Directors of the Company approved a $0.17 per share quarterly cash dividend that will be payable on April 13, 2012 to shareholders of record on April 3, 2012. Based upon the average daily closing stock price recorded between January 2, 2011 and March 16, 2012 of $14.99, this quarterly dividend results in an annualized yield of 4.54%.

(Remainder of this page is left blank, intentionally.)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Forward-Looking Statements" included in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report.

Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices, such as equity prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. Due to the nature of its operations, the Company is primarily exposed to interest rate risk (IRR) and, to a lesser extent, liquidity risk.

Interest rate risk on the Company's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in many financial instruments such as loan prepayment options, deposit early withdrawal options and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Company. Basis risk refers to the potential for changes in the underlying relationship between market rates and indices, which subsequently result in a narrowing of the profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as savings accounts, negotiable order of withdrawal accounts, and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The Company seeks to avoid fluctuations in its net interest margin and to maximize net interest income within acceptable levels of risk through periods of changing interest rates. Accordingly, the Company's interest rate sensitivity and liquidity are monitored on an ongoing basis by its Asset and Liability Committee (ALCO), which oversees market risk management and establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. The Company uses a simulation model on a quarterly basis to measure IRR. This model utilizes the Company's financial data and various management assumptions and projections as they relate to growth, interest rates, noninterest income and noninterest expenses in order to forecast the interest sensitivity of the Company and its potential impact on net interest income, earnings and equity. The model projects a "most likely" forecast which is then "shocked" with various interest rate increases and decreases in order to project the *short term* effects on net interest income and net income. The model also projects the effects on the economic value of equity (EVE) of the Company using the same interest rate increases and decreases. The EVE sensitivity measure is a measure of the *long-term* risk of the Bank. Other interest rate-related risks such as prepayment, basis and option risk are also considered.

ALCO continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities. The "gap analysis" is the difference between the amounts of such assets and liabilities that are subject to such repricing. An "asset sensitive" gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing during that same period. In a rising interest rate environment, an institution with an asset sensitive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yield of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with an asset sensitive gap would generally be expected to decline less quickly than the yield on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "liability sensitive" gap.

The Company's balance sheet has historically been asset sensitive. At December 31, 2011, the Company's asset/liability model analysis indicated that the Company remains asset sensitive for 2012 and 2013, on a cumulative gap basis. The static gap analysis table, shown below, indicates that the Company is asset sensitive for the first 90 days of 2012 and becomes liability sensitive for the remainder of 2012 when $59.5 million in interest-bearing liabilities will mature or reprice as compared to $57.3 million of interest earning assets that will mature or reprice over the same period. The majority of the effect from interest-bearing liabilities will be from time deposits or CDs. It is expected that the maturity of CDs and their renewal at current rates should have a positive effect on net interest income by decreasing interest expense.

The ALCO adopted an interest rate forecast that called for interest rates to remain relatively flat throughout 2012. Therefore, being asset sensitive in a steady rate environment would have a slightly negative impact on net interest income. Interest rate consensus forecasts are updated quarterly by ALCO.

Since the earnings model uses numerous assumptions regarding the effect of changes in interest rates, on the timing and extent of re-pricing characteristics, future cash flows and customer behavior, the model cannot precisely estimate net interest income and the effect on net income from sudden changes in interest rates. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. The model simulation results presented below are based upon the instantaneous increase or decrease (shock) of current interest rates at December 31, 2011. This method meets regulatory requirements. The Company's management does recognize that rate shocks represent the most severe of interest rate change scenarios. The model utilizes current market interest rates to measure against the Company's portfolio rates for earning assets, deposits and other interest sensitive liabilities in order to compute the economic value of equity.

Summary Interest Rate Risk Measures

	December 31, 2011	December 31, 2010
Net Interest income - 12-month simulation:		
+ 200 basis point shock vs. current rates	4.21%	5.06%
- 200 basis point shock vs. current rates	-2.59%	-4.75%
Economic Value of Equity change:	**($ in thousands)**	
Book Value of Equity at current rates	$ 41,846	$ 39,638
Market Value of Equity at current rates	$ 56,540	$ 55,113
+ 200 basis point shock vs. current rates	1.80%	4.33%
- 200 basis point shock vs. current rates	4.94%	5.44%

(Remainder of this page left blank, intentionally.)

The following static gap table illustrates the Company's interest rate sensitivity between interest earning assets and interest-bearing liabilities over time:

At December 31, 2011
(In thousands)

	Within 90 Days	91 to 365 Days	1 to 2 Years	2 to 4 Years	Over 4 Years	Non Sensitive	Total Company
Assets							
Cash & due from banks	$ -	$ -	$ -	$ -	$ -	$ 6,124	$ 6,124
Securities, at fair value	9,952	17,650	12,516	16,619	27,775	-	84,512
Restricted securities	933	-	-	-	-	-	933
Federal funds sold	10,445	-	-	-	-	-	10,445
Interest-bearing deposits in banks	361	995	-	1,250	-	-	2,606
Loans, net of unearned income	55,044	38,703	39,048	54,456	12,038	(1,926)	197,363
Premises & equipment	-	-	-	-	-	6,790	6,790
Other assets	-	-	-	-	-	19,868	19,868
Total assets	$ 76,735	$ 57,348	$ 51,564	$ 72,325	$ 39,813	$ 30,856	$ 328,641
Liabilities							
Non interest bearing deposits	$ -	$ -	$ -	$ -	$ -	$ 37,079	37,079
NOW Accounts	2,108	6,330	8,440	16,880	8,440	-	42,198
Money market accounts	5,295	15,883	21,177	14,118	-	-	56,473
Savings accounts	1,002	3,008	4,010	8,020	4,010	-	20,050
Time deposits	19,913	33,052	23,001	26,802	13,029	-	115,797
Borrowings	401	1,202	6,602	2,804	-	-	11,009
Other liabilities	-	-	-	-	-	4,189	4,189
Total equity	-	-	-	-	-	41,846	41,846
Total liabilities & equity	$ 28,719	$ 59,475	$ 63,230	$ 68,624	$ 25,479	$ 83,114	$ 328,641
Cumulative gap	**48,016**	**45,889**	**34,223**	**37,924**	**52,258**	**-**	
Cumulative GAP / total assets (%)	14.61%	13.96%	10.41%	11.54%	15.90%	0.00%	

(Remainder of this page is left blank, intentionally.)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are filed as a part of this report following Item 15 below:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2011 and 2010
Consolidated Statements of Income for the Years Ended December 31, 2011, 2010 and 2009
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2011, 2010 and 2009
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company does not have any changes or disagreements with respect to accounting or financial disclosure with its external accountants.

ITEM 9A. CONTROLS AND PROCEDURES

As of December 31, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the design and operation of the disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records which accurately and fairly reflect, in reasonable detail, the transactions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, will have inherent limitations, such as the possibility of unintentional human error or intentional circumvention of overriding control. Therefore, any system of internal control can provide only a reasonable assurance as to the effectiveness of the internal control over financial reporting. Further, because of changes in conditions, internal control effectiveness may vary over time.

The Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. This assessment was based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011. There were no changes in internal controls during the fourth quarter of 2011 that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Effective September 21, 2010, the Securities and Exchange Commission enacted a final rule voted to permanently exempt non-accelerated filers from the requirement in Section 404(b) of the

Sarbanes-Oxley Act of 2002 to obtain an external audit on the effectiveness of internal controls over financial reporting. The Company is considered a non-accelerated filer and is therefore exempt.

ITEM 9B. OTHER INFORMATION

None to report.

(Remainder of this page is left blank, intentionally.)

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPEDENCE

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2). The response to this portion of Item 15 is submitted as a separate section of this report.

(3) Exhibits.

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company (restated in electronic format only through June 10, 2004) (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K, filed April 1, 2005).
3.2	Amended and Restated Bylaws of the Company, (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, filed June 30, 2009).
10.1	Form of Management Continuity Agreement, amended and restated as of December 31, 2008, entered into by the Company and each of Joseph D. Borgerding, Ronald E. Baron, Lynn K. Shekleton, and Rhonda W. Kincer (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K, filed March 31, 2009).
10.2	Form of Management Continuity Agreement, amended and restated as of March 26, 2009, entered into by the Company and each of Joseph D. Borgerding, Ronald E. Baron, Lynn K. Shekleton, and Rhonda W. Kincer (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K, filed March 31, 2009).
10.3	Offer letter entered into by the Company with Geoffrey C. Warner, Interim Chief Financial Officer.
21.1	Subsidiary of the Company (filed herewith).
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) (filed herewith).
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) (filed herewith).
32.1	Statement of Principal Executive Officer Pursuant to 18 U.S.C. § 1350 (filed herewith).
32.2	Statement of Principal Executive Officer Pursuant to 18 U.S.C. § 1350 (filed herewith).

(b) Exhibits - - See Item 15(a)(3) above.

(c) Financial Statement Schedules - - See Item 15(a)(2) above.

Citizens Bancorp of Virginia, Inc.

Blackstone, Virginia

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2011

Citizens Bancorp of Virginia, Inc.

CONTENTS

Yount
Hyde &
Barbour

Certified Public Accountants
and Consultants

To the Shareholders and Board of Directors
Citizens Bancorp of Virginia, Inc.
Blackstone, VA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Citizens Bancorp of Virginia, Inc. and Subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 29, 2012

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2011 and 2010

Assets	2011	2010
Cash and due from banks	$ 6,123,805	$ 5,427,172
Interest-bearing deposits in banks	2,605,581	1,857,210
Federal funds sold	10,445,000	15,460,000
Securities available for sale, at fair market value	84,511,794	82,744,835
Restricted securities, at cost	933,300	1,079,100
Loans, net of allowance for loan losses of $2,351,994 in 2011 and $2,167,968 in 2010	197,363,202	200,515,124
Premises and equipment, net	6,790,085	7,135,574
Accrued interest receivable	1,635,351	1,815,761
Other assets	2,357,528	2,846,052
Bank-owned life insurance	8,445,693	8,149,615
Other real estate owned, net of valuation allowance of $190,948 in 2011 and $75,905 in 2010	7,429,840	3,425,050
Total assets	$ 328,641,179	$ 330,455,493
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 37,078,823	$ 33,160,591
Interest-bearing	234,517,918	244,827,351
Total deposits	$ 271,596,741	$ 277,987,942
FHLB advances	5,000,000	5,000,000
Other borrowings	6,009,282	5,148,759
Accrued interest payable	608,297	886,573
Accrued expenses and other liabilities	3,581,012	1,794,634
Total liabilities	$ 286,795,332	$ 290,817,908
Commitments and Contingencies	$ --	$ --
Stockholders' Equity		
Preferred stock, $0.50 par value; authorized 1,000,000 shares; none outstanding	$ --	$ --
Common stock, $0.50 par value; authorized 10,000,000 shares; issued and outstanding, 2,326,242 in 2011 and 2,353,509 in 2010	1,163,121	1,176,755
Retained earnings	40,532,884	39,307,978
Accumulated other comprehensive income (loss), net	149,842	(847,148)
Total stockholders' equity	$ 41,845,847	$ 39,637,585
Total liabilities and stockholders' equity	$ 328,641,179	$ 330,455,493

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY
Consolidated Statements of Income
For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Interest and Dividend Income			
Loans, including fees	$ 12,938,381	$ 13,557,080	$ 14,067,478
Investment securities:			
Taxable	1,651,115	1,951,048	1,549,141
Tax-exempt	1,031,038	821,203	571,492
Federal funds sold	21,265	18,902	24,077
Other	26,008	22,080	184,731
Total interest and dividend income	$ 15,667,807	$ 16,370,313	$ 16,396,919
Interest Expense			
Deposits	$ 3,527,849	$ 4,375,345	$ 4,938,636
Borrowings	147,629	151,663	230,356
Total interest expense	$ 3,675,478	$ 4,527,008	$ 5,168,992
Net interest income	$ 11,992,329	$ 11,843,305	$ 11,227,927
Provision for Loan Losses	685,000	750,000	900,000
Net interest income after provision for loan losses	$ 11,307,329	$ 11,093,305	$ 10,327,927
Noninterest Income			
Service charges on deposit accounts	$ 1,052,341	$ 1,035,792	$ 1,240,526
Net gain on sales and call of securities	6,932	32,419	21,409
Other-than-temporary impairment of securities	(54,964)	- -	(561,549)
Less: Noncredit portion of OTTI impairment[(a)]	(4,964)	- -	(501,549)
Net other-than-temporary impairment	(50,000)	- -	(60,000)
Net gain on sales of loans	87,248	68,110	71,414
Income from bank-owned life insurance	296,078	291,941	281,695
ATM fee income	760,011	649,129	551,499
Other	343,644	326,783	389,438
Total noninterest income	$ 2,496,254	$ 2,404,174	$ 2,495,981
Noninterest Expenses			
Salaries	$ 5,484,465	$ 5,414,782	$ 5,309,111
Occupancy	589,932	605,051	580,197
Equipment	469,358	533,777	570,763
FDIC deposit insurance	391,701	506,692	340,226
Net (gain) loss on sale of other real estate owned	(29,332)	(12,686)	6,207
Impairment - other real estate owned	105,000	75,905	- -
OREO expenses, net of rental income	174,316	68,972	64,432
Other	2,439,226	2,396,023	2,103,871
Total noninterest expense	$ 9,624,666	$ 9,588,516	$ 8,974,807
Income before income taxes	$ 4,178,917	$ 3,908,963	$ 3,849,101
Provision for income taxes	986,614	961,431	1,017,522
Net income	$ 3,192,303	$ 2,947,532	$ 2,831,579
Earnings Per Share, basic and diluted	$ 1.37	$ 1.25	$ 1.19

[(a)]Included in accumulated other comprehensive income.
The accompanying notes are an integral part of these consolidated fiancial satements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2011, 2010 and 2009

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance at December 31, 2008	$ 1,195,490	$ 37,198,417	$ (2,051,986)		$ 36,341,921
Comprehensive income:					
Net income	- -	2,831,579	- -	$ 2,831,579	2,831,579
Other comprehensive income, net of tax					
Unrealized gains on securities available for sale, net of tax of ($566,634)	- -	- -	1,099,936	1,099,936	1,099,936
Less: reclassification adjustment for gain on sale of securities, net of tax of $7,279	- -	- -	(14,130)	(14,130)	(14,130)
Add: reclassification adjustment on securities other than temporarily impaired, net of tax of ($20,400)	- -	- -	39,600	39,600	39,600
Change in unfunded pension liability, net of tax of ($285,252)	- -	- -	553,725	553,725	553,725
Total other comprehensive income				$ 1,679,131	
Total comprehensive income				$ 4,510,710	
Shares repurchased	(9,921)	(236,608)	- -		(246,529)
Cash dividends declared ($.68 per share)	- -	(1,616,509)	- -		(1,616,509)
Balance at December 31, 2009	$ 1,185,569	$ 38,176,879	$ (372,855)		$ 38,989,593
Comprehensive income:					
Net income	- -	2,947,532	- -	$ 2,947,532	2,947,532
Other comprehensive (loss), net of tax					
Unrealized (losses) on securities available for sale, net of tax of $119,131	- -	- -	(231,254)	(231,254)	(231,254)
Less: reclassification adjustment for gain on on sale of securities, net of tax of $11,022	- -	- -	(21,397)	(21,397)	(21,397)
Change in unfunded pension liability, net of tax of $114,180	- -	- -	(221,642)	(221,642)	(221,642)
Total other comprehensive (loss)				$ (474,293)	
Total comprehensive income				$ 2,473,239	
Shares repurchased	(8,814)	(210,405)	- -		(219,219)
Cash dividends declared ($.68 per share)	- -	(1,606,028)	- -		(1,606,028)
Balance at December 31, 2010	$ 1,176,755	$ 39,307,978	$ (847,148)		$ 39,637,585
Comprehensive income:					
Net income	- -	3,192,303	- -	$ 3,192,303	3,192,303
Other comprehensive income, net of tax					
Unrealized gains on securities available for sale, net of tax of ($946,584)	- -	- -	1,837,486	1,837,486	1,837,486
Less: reclassification adjustment for gain on sale of securities, net of tax of $2,357	- -	- -	(4,575)	(4,575)	(4,575)
Add: reclassification adjustment on securities other than temporarily impaired, net of tax of ($17,000)	- -	- -	33,000	33,000	33,000
Change in unfunded pension liability, net of tax of $447,625	- -	- -	(868,921)	(868,921)	(868,921)
Total other comprehensive income				$ 996,990	
Total comprehensive income				$ 4,189,293	
Shares repurchased	(13,634)	(377,132)	- -		(390,766)
Cash dividends declared ($.68 per share)	- -	(1,590,265)	- -		(1,590,265)
Balance at December 31, 2011	$ 1,163,121	$ 40,532,884	$ 149,842		$ 41,845,847

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows from Operating Activities			
Net income	$ 3,192,303	$ 2,947,532	$ 2,831,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	524,391	592,302	612,667
Provision for loan losses	685,000	750,000	900,000
Net gain on sales of loans	(87,248)	(68,110)	(71,414)
Origination of loans held for sale	(5,029,704)	(4,436,359)	(5,589,945)
Proceeds from sales of loans	5,116,952	4,504,469	5,661,359
Net (gain) on sales and calls of securities	(6,932)	(32,419)	(21,409)
Other than temporary impairment of securities	50,000	- -	60,000
Impairment of other real estate owned	105,000	75,905	- -
Net (gain) loss on sale of other real estate owned	(29,332)	(12,686)	6,207
Net amortization of securities	324,239	272,952	203,327
Deferred tax (benefit)	(161,517)	(126,813)	(488,589)
Changes in assets and liabilities:			
Decrease (increase) in accrued interest receivable	180,410	43,845	(117,921)
Decrease (increase) in other assets	(149,596)	12,955	(1,778,280)
(Decrease) in accrued interest payable	(278,276)	(68,407)	(199,500)
(Decrease) increase in accrued expenses and other liabilities	469,832	(295,615)	271,265
Net cash provided by operating activities	$ 4,905,522	$ 4,159,551	$ 2,279,346
Cash Flows from Investing Activities			
Activity in available for sale securities:			
Sales and calls	$ 24,700,000	$ 47,045,378	$ 22,815,000
Maturities and prepayments	9,926,251	10,904,031	8,814,224
Purchases	(33,933,379)	(74,540,110)	(53,462,121)
Redemption (purchase) of restricted securities	145,800	110,200	(28,300)
Improvements of other real estate owned	- -	- -	(6,814)
Net decrease (increase) in loans	(1,916,979)	10,961,979	(5,382,834)
Purchases of land, premises and equipment	(178,902)	(183,948)	(397,332)
Proceeds from sale of other real estate owned	293,400	219,500	385,000
Net cash (used in) investing activities	$ (963,809)	$ (5,482,970)	$ (27,263,177)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Continued)

For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	$ (6,391,201)	$ 9,192,067	$ 19,654,747
Net increase (decrease) in borrowings	860,523	(333,922)	(5,700,672)
Dividends paid	(1,590,265)	(1,606,028)	(1,616,509)
Repurchase of common stock	(390,766)	(219,219)	(246,529)
Net cash provided by (used in) financing activities	$ (7,511,709)	$ 7,032,898	$ 12,091,037
Net increase (decrease) in cash and cash equivalents	$ (3,569,996)	$ 5,709,479	$ (12,892,794)
Cash and Cash Equivalents			
Beginning of year	22,744,382	17,034,903	29,927,697
End of year	$ 19,174,386	$ 22,744,382	$ 17,034,903
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 3,953,754	$ 4,595,415	$ 5,368,492
Income taxes	$ 875,000	$ 1,390,000	$ 1,355,000
Supplemental Disclosures of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 4,383,901	$ 2,635,050	$ 500,000
Unrealized gains (losses) on available for sale securities	$ 2,827,138	$ (382,804)	$ 1,705,161
Minimum pension liability adjustment	$ 1,316,546	$ 335,822	$ (838,977)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Business

Citizens Bancorp of Virginia, Inc. (the Company) is a one-bank holding company and is the sole shareholder of its only subsidiary, Citizens Bank and Trust Company (the Bank). The Bank conducts the general business of a commercial bank. The Company is chartered under the laws of the Commonwealth of Virginia and is a member of the Federal Reserve System. The Bank's primary trade areas are in the Virginia counties of Nottoway, Amelia, Prince Edward, Brunswick, Buckingham, Charlotte, Chesterfield, Cumberland, Dinwiddie, Lunenburg, Mecklenburg, the cities of Colonial Heights and Petersburg and the town of South Hill. The Bank offers traditional lending and deposit products to businesses and individuals.

Basis of Presentation

The consolidated financial statements include the accounts of Citizens Bancorp of Virginia, Inc. and its wholly-owned subsidiary, Citizens Bank and Trust Company. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles and conform to predominant practices within the financial services industry.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, securities with other than temporary impairment, deferred income taxes, other real estate owned, and fair value measurements.

Amounts in prior years' Consolidated Financial Statements are reclassified whenever necessary to conform to the current year's presentation.

Management has evaluated the impact of subsequent events on these consolidated financial statements through the date they were available to be issued.

Cash and Due from Banks, Interest-bearing Deposits in Banks, and Federal Funds Sold

Cash and due from banks include cash and balances due from correspondent banks which are deposited in both noninterest bearing and interest-bearing accounts and federal funds sold. With the exception of certain FDIC-insured time deposits, all balances are readily available for use by the Company and its subsidiary.

The Company maintains deposits with correspondent banks in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents.

Note 1. Summary of Significant Accounting Policies (continued)

The Company was required to have $190,000 and $139,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2011 and 2010. These deposits with the Federal Reserve Bank do not earn interest.

Securities

The Company classifies all investment securities as available for sale as of December 31, 2011 and 2010. Securities classified as available for sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes. Other-than-temporary-impairment, deemed to be credit-related, is charged to earnings as realized losses.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (1) the Company intends to sell the security or (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If, however the Company does not intend to sell the security and it is not more-than-likely that the Company will be required to sell the security before recovery, management must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis. Consideration is given to: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; (3) the ability of the issuer to make principal and interest payments, and (4) changes in the regulatory, economic, or technological environment of the issuer. A decline in fair value of any security below cost that is deemed other than temporary and related to the credit-worthiness of the issuer is charged to earnings, resulting in the establishment of a new cost basis for the security.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta. No ready market exists for this stock, and it has no quoted market value. The Company's investment in these stocks is recorded at cost.

Loans

The recorded investment in loans represents the principal amount outstanding, net of deferred origination costs, partial charge-offs, and nonaccrual interest applied to principal. The deferred origination costs together with loan origination fees are recognized as an adjustment of the related loan yield using the interest method. Interest on accruing loans is credited to operations based on the principal amount outstanding. Management has the intent and ability to hold the loans for the foreseeable future or until maturity or payoff.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value

Note 1. Summary of Significant Accounting Policies (continued)

of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across our loan portfolio.

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans and homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless such loans were restructured in a troubled debt restructuring. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's effective rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Troubled Debt Restructurings (TDRs)

Troubled Debt Restructurings occur when the Company agrees to significantly modify the original terms of a loan due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. Upon designation as a TDR, the Company evaluates the borrower's payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Company concludes that the borrower is able to make such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on nonaccrual status at the time of the TDR, the loan will remain on nonaccrual status following the modification and may be returned to accrual status based on the policy for returning loans to accrual status. As of December 31, 2011 and December 31, 2010, the Company had $472 thousand and $1.7 million respectively, in loans which had been modified as TDRs. The decline in TDRs year to year can be attributed to a restructured loan that became an in-substance foreclosure at September 30, 2011.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Mortgage loans held for sale are sold with the mortgage servicing rights released by the Company.

The Company enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment, loan closing and the sale of the loan generally ranges from thirty to ninety days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, no gain or loss occurs on the rate lock commitments.

Note 1. Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses

The allowance for loan losses is a valuation reserve for inherent losses in the loan portfolio. Credit losses arise primarily from the loan portfolio, but may also be derived from other credit-related sources, when drawn upon, such as commitments and standby letters of credit. Additions are made to the allowance through periodic provisions, which are charged to expense.

All losses of principal are charged against the allowance when incurred or when it is determined that the loan principal will either be entirely or partially uncollectable as a result of either cash payments and/or the liquidation of the loan's collateral. This methodology applies to all loan segments that are secured by collateral property. For commercial unsecured loans, the financial strength of the loan guarantors will be evaluated to determine what portion of the outstanding loan balance can be repaid. Any unrecoverable amount is charged-off. Unsecured consumer loans are charged-off after 60 days of non-payment. Subsequent recoveries, if any, are credited to the allowance.

The Company has established a process to assess the adequacy of the allowance for loan losses and to identify the risks in the loan portfolio. The allowance for possible loan losses includes allowance allocations calculated in accordance with Accounting Standards Codification ("ASC") Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." This process consists of the identification of specific reserves for identified problem commercial loans. The specific component relates to loans that are classified as either doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

The calculation of the general reserve involves several steps and covers non-classified loans and special mention loans. A historical loss factor is applied to each loan classification. The historical loss factor is referred to as the Historical Net Charge-off Ratio (HNCR). The HNCR is calculated by using an average of net charge-offs, by loan segment, for a rolling 36-month period and also includes any specific reserves that are assigned to any individual, impaired loans as though these amounts were charged-off. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects subjective elements (economic conditions, portfolio growth rate, portfolio management, credit policy, and others). This methodology is applied to the commercial, residential mortgage, and consumer portfolios and represents the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations. Additional information regarding the Company's policies and methodology used to estimate the allowance for possible loan losses is presented in Note 4 – Allowance for Loan Losses.

Note 1. Summary of Significant Accounting Policies (continued)

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from 3 to 39 years. Leasehold improvements are generally depreciated over the lesser of the lease term or the estimated useful lives of the improvements. Major improvements are capitalized while maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at the lower of carrying value or fair value less cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Adjustments to carrying value, revenue and expenses related to holding foreclosed assets are recorded in earnings as they occur.

At the time of foreclosure some properties may already be occupied by a tenant. In such instances and with other similar instances, management will decide to rent a property during the marketing period. Rental income collected is recorded as an offset to other real estate owned expenses. Depreciation expense, related to the value of the buildings and improvements, is recorded only for properties that are rented as these properties are not currently available for sale.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company files a consolidated Federal income tax return with the Bank. Federal income tax expense or benefit has been allocated to each on a separate return basis. The Commonwealth of Virginia has a Bank Franchise Tax in lieu of a state income tax. The Bank files a Bank Franchise Tax and the expense is recorded as noninterest expense.

Note 1. Summary of Significant Accounting Policies (continued)

Defined Benefit Pension Plan

The Company provides a noncontributory pension plan covering substantially all of the Company's employees who are eligible based on age and length of service. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Comprehensive Income

Besides net income, other components of the Company's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities available for sale and changes in the net actuarial gain/loss on defined benefit pension plan. Accumulated other comprehensive income is reported in the accompanying consolidated statements of changes in stockholders' equity.

Transfer of Assets

Transfers of loans are accounted for as sales when control over the loans has been surrendered. Control over transferred loans is deemed to be surrendered when (1) the loans have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans and (3) the Company does not maintain effective control over the transferred loans through an agreement to repurchase them before their maturity.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the years ending December 31, 2011, 2010 and 2009 were $72,529, $72,687 and $71,995 respectively

Earnings Per Share

Earnings per share are calculated based on the weighted-average number of common shares and common stock equivalents outstanding. The Company has no dilutive or potentially dilutive common stock equivalents. For the years ending December 31, 2011, 2010 and 2009, the weighted-average common shares outstanding were 2,341,389, 2,363,947, and 2,380,366 respectively.

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. See Note 15 - Fair Value Measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Any such valuation adjustments are applied consistently over time.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentations.

Note 1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The new disclosure guidance significantly expands the existing requirements and will lead to greater transparency into an entity's exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period became effective for both interim and annual reporting periods ending on or after December 15, 2010. Specific disclosures regarding activity that occurred before the issuance of the ASU, such as the allowance roll forward and modification disclosures, will be required for periods beginning on or after December 15, 2010. The Company has included the required disclosures in its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, "Intangible – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, "Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations." The guidance requires pro forma disclosure for business combinations that occurred in the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma information should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company will adopt this new guidance should it enter into a business combination in the future.

The Securities Exchange Commission (SEC) issued Final Rule No. 33-9002, "Interactive Data to Improve Financial Reporting." The rule requires companies to submit financial statements in extensible business reporting language (XBRL) format with their SEC filings on a phased-in schedule. Large accelerated filers and foreign large accelerated filers using U.S. generally accepted accounting principles (GAAP) were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2010. All remaining filers were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2011. The Company filed its quarterly financial statements in the XBRL format with the filing of Form 10-Q for June 30, 2011.

Note 1. Summary of Significant Accounting Policies (continued)

In March 2011, the SEC issued Staff Accounting Bulletin (SAB) 114. This SAB revises or rescinds portions of the interpretive guidance included in the codification of the Staff Accounting Bulletin Series. This update is intended to make the relevant interpretive guidance consistent with current authoritative accounting guidance issued as a part of the FASB's Codification. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing through the SAB Series. The effective date for SAB 114 is March 28, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, "Receivables (Topic 310) – Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings." The amendments in this ASU temporarily delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay was intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring was effective for interim and annual periods ending after June 15, 2011. The Company has included the required disclosure in its consolidated financial statement notes.

In April 2011, the FASB issued ASU 2011-02, "Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." The amendments in this ASU clarify the guidance on a creditor's evaluation of whether it has granted a concession to a debtor. They also clarify the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulty. The amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted. Retrospective application to the beginning of the annual period of adoption for modifications occurring on or after the beginning of the annual adoption period is required. As a result of applying these amendments, an entity may identify receivables that are newly considered to be impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company has considered the new guidance and included the required disclosure in its consolidated financial statement notes.

In August 2011, the SEC issued Final Rule No. 33-9250, "Technical Amendments to Commission Rules and Forms related to the FASB's Accounting Standards Codification." The SEC has adopted technical amendments to various rules and forms under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940. These revisions were necessary to conform those rules and forms to the FASB Accounting Standards Codification. The technical amendments include revision of certain rules in Regulation S-X, certain items in Regulation S-K, and various rules and forms prescribed under the Securities Act, Exchange Act and Investment Company Act. The Release was effective as of August 12, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

Note 1. Summary of Significant Accounting Policies (continued)

Accounting Standards Not Yet Effective

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU is the result of joint efforts by the FASB and International Accounting Standards Board (IASB) to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments are effective for interim and annual periods beginning after December 15, 2011 with prospective application. Early application is not permitted. The Company has included the required disclosure in its consolidated financial statement notes.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement of comprehensive income should include the components of net income, a total for net income, the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present all the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The amendments do not change the items that must be reported in other comprehensive income, the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, or the calculation or reporting of earnings per share. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted because compliance with the amendments is already permitted. The amendments do not require transition disclosures. The Company is currently assessing the impact that ASU 2011-05 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently assessing the impact that ASU 2011-11 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The amendments are being made to allow the Board time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated

Note 1. Summary of Significant Accounting Policies (continued)

other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities should begin applying these requirements for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company is currently assessing the impact that ASU 2011-12 will have on its consolidated financial statements.

(Remainder of this page is left blank, intentionally.)

Note 2. Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government				
and federal agency	$ 8,003,857	$ 35,243	$ (1,350)	$ 8,037,750
State and municipal	31,029,220	1,518,502	(19,384)	32,528,338
Agency mortgage-backed	40,455,753	1,271,899	(16,456)	41,711,196
Non-agency mortgage-backed	1,647,598	-	(247,928)	1,399,670
Corporate	752,925	81,915	--	834,840
	$ 81,889,353	$ 2,907,559	$ (285,118)	$ 84,511,794

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government				
and federal agency	$ 16,760,317	$ 35,511	$ (90,553)	$ 16,705,275
State and municipal	29,141,849	208,838	(646,328)	28,704,359
Agency mortgage-backed	33,827,794	629,438	(198,402)	34,258,830
Non-agency mortgage-backed	2,466,113	1,047	(192,119)	2,275,041
Corporate	753,459	47,871	--	801,330
	$ 82,949,532	$ 922,705	$ (1,127,402)	$ 82,744,835

Securities having carrying values of $26,269,749 and $27,828,340 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits and for other purposes required by law.

U.S. Government and Federal Agency securities consist of debt obligations of the U.S. Government or of its designated agencies including Federal Farm Credit Bank (FFCB), Federal Home Loan Bank (FHLB), Federal Home Loan Mortgage Corporation (FHLMC), and the Federal National Mortgage Association (FNMA). At December 31, 2011, the Company held debt securities for FNMA, FHLB, and the FHLMC.

State and municipal bonds consist of debt obligations of states, municipalities, and school districts throughout the United States. Management's evaluation of state and municipal debt securities, prior to the purchase, includes a review of the governmental entity's credit rating. A security purchase is made based on the entity's credit rating without any consideration to the rating enhancement which may come from the bond insurer. Management strives to purchase general obligation debt securities which can offer a reduced risk of default.

Note 2. Securities (continued)

Mortgage-backed securities consist of mortgage-backed pass-through securities that are issued by the Federal Agencies: Government National Mortgage Association, FHLMC and FNMA. This category also includes collateralized mortgage obligations, otherwise known as CMOs, which are issued by Federal Agencies such as FNMA and FHLMC and by private issuers, referred to above as "non-agency" issuers.

Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties.

Corporate securities consist of debt obligations issued by large, national corporations. This category while providing diversity for the investment portfolio, is the smallest of the four securities categories in terms of total dollars invested.

	Amortized Cost	Fair Value
Maturing within one year	$ 2,398,794	$ 2,426,429
Maturing after one year through five years	5,598,224	5,713,309
Maturing after five years through ten years	6,374,564	6,694,312
Maturing after ten years	25,414,420	26,566,877
Agency mortgage-backed securities	40,455,753	41,711,196
Non-agency mortgage-backed securities	1,647,598	1,399,670
	$ 81,889,353	$ 84,511,794

Information pertaining to securities with gross unrealized losses at December 31, 2011 and 2010 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 Months		12 Months or More	
2011	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
		(In thousands)		
U.S. Government and federal agency	$ 999	$ (1)	$ --	$ --
State and municipal	1,397	(15)	503	(4)
Agency mortgage-backed	4,897	(16)	--	--
Non-agency mortgage-backed	569	(3)	830	(245)
Total temporarily impaired securities	$ 7,862	$ (36)	$ 1,333	$ (249)

Note 2. Securities (continued)

2010	Less than 12 Months Fair Value	Less than 12 Months Unrealized (Loss)	12 Months or More Fair Value	12 Months or More Unrealized (Loss)
	(In thousands)			
U.S. Government and federal agency	$ 10,412	$ (91)	$ - -	$ - -
State and municipal	16,916	(619)	348	(27)
Agency mortgage-backed	10,408	(198)	- -	- -
Non-agency mortgage-backed	695	(6)	1,291	(186)
Total temporarily impaired securities	$ 38,431	$ (914)	$ 1,639	$ (213)

The unrealized losses in the investment portfolio as of December 31, 2011 are considered temporary and are a result of general market fluctuations. The unrealized losses are from 20 securities, of which 16 securities are rated as investment grade and are backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. The Company's investment policy requires that a below investment grade security be monitored by Management but the investment policy does not require that the security be sold simply because it has fallen to below investment grade.

Impaired Securities

The Company and the Bank own five non-agency collateralized mortgage obligation (CMO) securities in the investment portfolio. At December 31, 2011, four of the five CMOs were rated below investment grade, with three of the securities downgraded to below investment grade prior to December 31, 2009. The Company's investment policy does not regard a post-purchase credit rating downgrade as the sole determining factor whether or not the Company or the Bank should sell a downgraded security. The policy requires that management perform quarterly, credit profile reviews on a below investment-grade security and the results reported to and reviewed by the board of directors.

The credit profile review process includes an analysis of the performance of the loans that collateralize the securities from the inception of the security to a present date. Based upon the delinquency and default performance of each security's mortgages, this data is used in a stress-testing model to project the likelihood of possible credit losses occurring in the future. If the results of the stress test indicate that a loss is imminent, within the next 12 months or less, then management is likely to recommend that a loss be recorded for the permanent impairment of the security. Due to the large number of factors incorporated in the stress test model and the likelihood that these factors could vary significantly from where they are today, projections of loss beyond a 12-month period could be misleading. The recording of an impairment loss would result in a charge to current earnings in the period when the impairment is determined. There was a $60 thousand impairment recorded during the year ended December 31, 2009 and a $50 thousand impairment recorded during 2011. No additional impairment was required during 2010.

Analysis performed in the first and third quarters of 2011 indicated no additional impairment was needed for the non-agency CMO securities. In the second quarter of 2011, the Company recorded a $40 thousand impairment related to the projected loss results shown by the analysis model. During the fourth quarter of 2011, the Company recorded an additional impairment of $10 thousand, attributed to the earlier than expected date of first loss on one of the non-agency CMO securities. At December 31, 2011, the fair value of the non-agency CMOs were $1.4 million and this total represented 1.66% of the total $84.5 million investment portfolio, exclusive of restricted securities.

Note 2. Securities (continued)

Management has reported that all five non-agency securities made monthly principal and interest payments during all of 2011.

A roll-forward of the OTTI amount related to credit losses on debt securities for the year ended December 31, 2011 is as follows:

	(in thousands)
Credit losses recognized in earnings, beginning of period	$ 60
Recognition of credit losses for which an OTTI was not previously recognized	50
Credit losses recognized in earnings, end of period	$ 110

Market prices change daily and are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company's income statement and balance sheet.

Management has positioned the investment portfolio to take advantage of not only the current investment environment but also the investment opportunities that will exist as market interest rates rise. As a result of this strategy, it is possible to see an increase in the number of securities that are called by the issuer, prior to maturity. For the years ended December 31, 2011, 2010 and 2009, proceeds from the sales and calls of securities amounted to $24,700,000 $47,045,378 and $22,815,000 respectively. Gross realized gains for the years ended December 31, 2010, 2009 and 2008 were $6,932, $32,419 and $21,409, respectively.

Restricted securities consist of required investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and Community Banker's Bank stock. No ready market exists for these stocks, and there is no quoted market value. Therefore the stock is carried at cost.

The Bank's investment in Federal Home Loan Bank ("FHLB") stock totaled $777,000 at December 31, 2011. FHLB stock is generally viewed as a long term investment and as a restricted investment security which is carried at cost, because there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value.

Restricted securities totaled $933 thousand at December 31, 2011 and represent equity investments held by the Bank in the Federal Reserve Bank of Richmond, the Federal Home Loan Bank of Atlanta and the Community Bankers' Bank.

Note 3. Loans

A summary of the year-end loan balances by class:

	December 31,	
	2011	2010
	(In thousands)	
Residential Real Estate		
1-4 family	$ 86,073	$ 92,520
Home equity	13,068	10,816
Commercial Real Estate		
Owner occupied	23,203	23,884
Non-owner occupied	29,595	28,597
Farmland	9,782	8,787
Construction	15,939	12,943
Total real estate	177,660	177,547
Commercial & industrial loans	13,700	14,500
Consumer loans	8,355	10,636
Total loans	$ 199,715	$ 202,683

Loan Origination

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and the Board of Directors approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management and the Board with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

The Company has six loan portfolio level segments and eight loan class levels for reporting purposes. The six loan portfolio level segments include:

- Residential real estate loans are loans made to borrowers for the purchase of residential dwellings.
- Commercial real estate loans are loans made to business entities for the purchase of real estate and buildings that will be used in the business.
- Farmland loans are loans made to farming entities to acquire land used for agricultural purposes such as in the cultivation of crops or livestock.
- Construction and land development loans are loans made to individuals or developers in order to construct homes, develop raw land into buildable acreage, or for commercial construction purposes.

Note 3. Loans (continued)

- Commercial and industrial loans are loans made to small and medium-sized businesses for any number of reasons especially working capital. Loans are typically secured by inventory, business equipment, furniture or receivables and they are frequently guaranteed by principals of the business.
- Consumer loans are loans made to individuals and the loans may be secured by personal property or be unsecured.

Residential real estate loans, including home equity loans and lines of credit, are subject to underwriting standards that are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, debt-to-income ratios, credit history, collection remedies, the number of such loans a borrower can have at one time and documentation requirements. The Company tracks the concentrations in 1-4 family loans secured by a first deed of trust and home equity loans and lines of credit separately. While many of the statutory requirements are for the protection of the consumer, underwriting standards aid at mitigating the risks to the Company by setting acceptable loan-approval standards that marginal borrowers may not meet. Additional risk mitigating factors include: residential real estate typically serves as a borrower's primary residence which encourages timely payments and the avoidance of foreclosure, the average dollar amount of a loan is typically less than that of a commercial real estate loan, and there are a large number of loans which help to diversify the risk potential.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. Management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2011, approximately 43.95% of the outstanding principal balance of the Company's commercial real estate loans was secured by owner-occupied properties.

Farmland loans are subject to underwriting standards and processes similar to commercial real estate loans. The loans are considered primarily on the borrower's ability to make payments originating primarily from the cash flow of the business and secondarily as loans secured by real estate.

With respect to construction, land and land development loans that are secured by non-owner occupied properties that the Company may originate from time to time, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction loans are underwritten with independent appraisal reviews, lease rates and financial analysis of the borrowers. Construction loans are generally based upon estimates of costs and value associated with the complete project. Construction loans often involve the disbursement of substantial funds with repayment primarily dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their

Note 3. Loans (continued)

ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Company's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

To monitor and manage consumer loan risk, policies and procedures are developed and modified by credit administration and senior management. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage, debt-to-income ratios, credit history, and the number of such loans a borrower can have at one time.

The Company maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. In addition, the Company engages an independent company to review all loan relationships over $250 thousand. Results of these reviews are presented to management, the Audit and Risk Management Committee and the Board of Directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Concentrations of Credits

Most of the Company's lending activity occurs within the Commonwealth of Virginia, more specifically within the South-Central Virginia markets that include Richmond. The majority of the Company's loan portfolio consists of residential and commercial real estate loans. A substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market. As of December 31, 2011, there were no concentrations of commercial loans related to any individual purpose that was in excess of 6.18% of total loans.

Related Party Loans

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties"). These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectability.

Note 3. Loans (continued)

Activity in related party loans during 2011 is presented in the following table:

		(Dollars in thousands)
Balance outstanding at December 31, 2010	$	4,318
Principal additons		3,583
Principal reductions		(758)
Balance outstanding at December 31, 2011	$	7,143

Nonaccrual and Past Due Loans

All loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due in accordance with the contractual terms of the underlying loan agreement. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Aging and nonaccrual loans, by individual loan class, as of December 31, 2011 and 2010 were as follows:

At December 31, 2011	Loans 30 - 89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Loans	Nonaccrual Loans
Residential Real Estate:				(In thousands)			
1-4 family	$ 1,698	$ 1,017	$ 2,715	$ 83,358	$ 86,073	$ -	$ 1,170
Home equity	86	49	135	12,933	13,068	-	49
Commercial Real Estate							
Owner occupied	7	13	20	23,183	23,203		13
Non-owner occupied	-	468	468	29,127	29,595		468
Farmland	-	5	5	9,777	9,782	-	5
Construction	94	214	308	15,631	15,939	-	214
Total real estate	1,885	1,766	3,651	174,009	177,660	0	1,919
Commercial and industrial	27	118	145	13,555	13,700	0	118
Consumer	115	20	135	8,220	8,355	-	49
Total loans	$ 2,027	$ 1,904	$ 3,931	$ 195,784	$ 199,715	$ -	$ 2,086

Note 3. Loans (continued)

At December 31, 2010	Loans 30 - 89 Days Past Due	Loans 90 or More Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or More Days Loans	Nonaccrual Loans
				(In thousands)			
Residential Real Estate:							
1-4 family	$ 3,347	$ 789	$ 4,136	$ 88,384	$ 92,520	$ 28	$ 1,788
Home equity	30	49	79	10,737	10,816	-	49
Commercial Real Estate							
Owner occupied	60	636	696	23,188	23,884		637
Non-owner occupied	58	815	873	27,724	28,597		815
Farmland	-	11	11	8,776	8,787	-	10
Construction	195	182	377	12,566	12,943	-	182
Total real estate	3,690	2,482	6,172	171,375	177,547	28	3,481
Commercial and industrial	320	316	636	13,864	14,500	89	302
Consumer	96	38	134	10,502	10,636	-	53
Total loans	$ 4,106	$ 2,836	$ 6,942	$ 195,741	$ 202,683	$ 117	$ 3,836

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, which represents either the present value of estimated future cash flows using the loan's existing rate or the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

(Remainder of this page left blank, intentionally.)

Note 3. Loans (continued)

Impaired loans, by class, as of December 31, 2011 are shown in the table below:

	Loans Unpaid Contractual Principal Balance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance		(In thousands)			
Residential Real Estate:					
1-4 family	$ -	$ -	$ -	$ -	$ -
Home equity	301	300	-	300	10
Commercial Real Estate:					
Owner occupied	43	13	-	101	10
Non-owner occupied	85	35	-	41	5
Farmland	1,382	1,377	-	1,381	104
Construction	307	302	-	330	23
Commercial and industrial	282	279	-	280	8
Consumer installment	-	-	-	-	-
Total loans	$ 2,400	$ 2,306	$ -	$ 2,433	$ 160
With an allowance recorded					
Residential Real Estate:					
1-4 family	$ 176	$ 168	$ 88	$ 304	$ 21
Home equity	50	49	4	49	2
Commercial Real Estate:					
Owner occupied	-	-	-	-	-
Non-owner occupied	446	427	14	442	35
Farmland	-	-	-	-	-
Construction	127	125	38	127	10
Commercial and industrial	14	11	5	13	1
Consumer installment	-	-	-	-	-
Total loans	$ 813	$ 780	$ 149	$ 935	$ 69
Total impaired loans					
Residential Real Estate:					
1-4 family	$ 176	$ 168	$ 88	$ 304	$ 21
Home equity	351	349	4	349	12
Commercial Real Estate:					
Owner occupied	43	13	-	101	10
Non-owner occupied	531	462	14	483	40
Farmland	1,382	1,377	-	1,381	104
Construction	434	427	38	457	33
Commercial and industrial	296	290	5	293	9
Consumer installment	-	-	-	-	-
Total loans	$ 3,213	$ 3,086	$ 149	$ 3,368	$ 229

Note 3. Loans (continued)

Impaired loans, by class, as of December 31, 2010 are shown in the table below:

	Loans Unpaid Contractual Principal Balance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance		(In thousands)			
Residential Real Estate:					
1-4 family	$ -	$ -	$ -	$ -	$ -
Home equity	-	-	-	-	-
Commercial Real Estate:					
Owner occupied	881	825	-	850	66
Non-owner occupied	1,386	1,386	-	1,390	97
Farmland	1,546	1,546	-	2,081	145
Construction	412	409	-	415	27
Commercial and industrial	835	303	-	914	70
Consumer installment	-	-	-	-	-
Total loans	$ 5,060	$ 4,469	$ -	$ 5,650	$ 405
With an allowance recorded					
Residential Real Estate:					
1-4 family	$ 653	$ 649	$ 113	$ 640	$ 44
Home equity	-	-	-	-	-
Commercial Real Estate:					
Owner occupied	669	637	56	639	30
Non-owner occupied	-	-	-	-	-
Farmland	-	-	-	-	-
Construction	63	63	24	63	4
Commercial and industrial	121	90	45	100	6
Consumer installment	8	8	1	8	1
Total loans	$ 1,514	$ 1,447	$ 239	$ 1,450	$ 85
Total impaired loans					
Residential Real Estate:					
1-4 family	$ 653	$ 649	$ 113	$ 640	$ 44
Home equity	-	-	-	-	-
Commercial Real Estate:					
Owner occupied	1,550	1,462	56	1,489	96
Non-owner occupied	1,386	1,386	-	1,390	97
Farmland	1,546	1,546	-	2,081	145
Construction	475	472	24	478	31
Commercial and industrial	956	393	45	1,014	76
Consumer installment	8	8	1	8	1
Total loans	$ 6,574	$ 5,916	$ 239	$ 7,100	$ 490

Note 3. Loans (continued)

Troubled Debt Restructurings

As a result of adopting the amendments in ASU 2011-02 on July 1, 2011, the Company reassessed all loans that were renewed on or after January 1, 2011 for identification as a troubled debt restructuring ("TDR"). The Company identified as troubled debt restructurings certain loans for which impairment had previously been measured collectively within their homogeneous pool. Upon identifying those loans as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective evaluation of the impairment measurement guidance for those receivables newly identified as impaired. The impact of this new guidance did not have a material impact on the Company's non-performing assets, allowance for loan losses, earnings, or capital.

The Company considers troubled debt restructurings to be impaired loans. A modification of a loan's terms constitutes a TDR if the creditor grants a concession to the borrower for economic or legal reasons related to the borrower's financial difficulties that it would not otherwise consider. Included in the impaired loan disclosure above are two loans totaling $472 thousand that are considered to be troubled debt restructurings as of December 31, 2011. Any loan that is considered to be a TDR is specifically evaluated for impairment in accordance with the Company's allowance for loan loss methodology.

The following table provides a summary of modified loans that continue to accrue interest under the terms of the restructuring agreement, which are considered to be performing as of December 31, 2011 (dollars in thousands):

	Twelve Months Ended December 31, 2011		
	Number of Loans	Pre Modification Balance	Post Modification Balance
Real estate loans:			
1-4 family	1	$ 172	$ 172
Home equity	1	300	300
Commercial real estate loans:			
Owner occupied	-	-	-
Non-owner occupied	-	-	-
Farmland	-	-	-
Construction	-	-	-
Total real estate loans	2	$ 472	$ 472
Commercial and industrial	-	-	-
Consumer	-	-	-
Total loans	2	$ 472	$ 472

Note 3. Loans (continued)

Troubled Debt Restructurings, by class, that were modified during the last twelve months and that have gone into default under the restructured loan terms during the twelve months ended December 31, 2011 (dollars in thousands):

	Twelve months ended December 31, 2011	
	Number of Loans	Defaulted Balance
Real estate loans:		
1-4 family	-	$ -
Home equity	-	-
Commercial real estate loans:		
Owner occupied	-	-
Non-owner occupied	1	1,337
Farmland	-	-
Construction	-	-
Total real estate loans	1	$ 1,337
Commercial and industrial	-	-
Consumer	-	-
Total loans	1	$ 1,337

The restructured loan, shown in the TDR default table above was originally granted a payment concession that provided for monthly, interest-only payments. The loan became an in-substance foreclosure at September 30, 2011.

Credit Quality

The Company utilizes a risk grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

Grade 1 – "Excellent" This grade includes loans to borrowers with superior capacity to pay interest and principal. Foreseeable economic changes are unlikely to impair the borrowers' strength. Typically, borrowers have an excellent organizational structure in place with highly regarded and experienced management. Stable business, relatively unaffected by business, credit, or product cycles, business is significant in its market and has a well-defined market share. Borrower will have ready access to both public debt and equity markets under most conditions. Collateral is highly liquid, substantial margins are maintained, and primary/secondary sources of repayment are excellent. Loans secured by cash.

Grade 2 – "Good" This grade includes loans to borrowers that represent a solid, demonstrated capacity to pay interest and principal, but material downturns in economic conditions may impact the borrowers' financial condition. Typically, borrowers exhibit low levels of leverage and the overall capitalization of the company is deemed satisfactory. Trends for revenue, core profitability and financial ratios are consistently above average with industry peers. Cash flow adequately covers dividends/withdrawals, and historic debt service in excess of 1.5 times. Collateral coverage is greater than 2.0 times or less than 50% loan-to-value ratio. Borrower has a stable, well-regarded and qualified management team in place, along with strong financial controls being evident. Normal industry stability, sales and profits are affected by business, credit or product cycles. Market share is stable. Borrower has the capability to refinance with another institution.

Grade 3 – "Standard" This grade includes loans to borrowers which have historically demonstrated an above adequate capacity to repay forecasted principal and interest charges, with debt service coverage of 1.20 times based on at least two years of historical earnings. Borrowers have inherent, definable weaknesses; however, the weaknesses are not necessarily uncommon to a particular business, loan type or industry. Changes in economic circumstances could have non-material immediate repercussions on the borrowers' financial condition. Collateral support is deemed to be satisfactory based on appropriate discount factoring to allow a recovery sufficient to pay-off the debt. Collateral could be reasonably collected and/or liquidated in the general market. Additional collateral may be deemed an abundance of caution. Earnings are generally positive, subject to influences of current market conditions and distributions are reasonable in relation to the overall financial picture of the company. Guarantor support is deemed to be marginal as evidenced by personal assets, which probably could not support the business in full, if needed.

Grade 4 – "Acceptable" This grade includes loans to borrowers that will have inherent, definable weaknesses, however these weaknesses are not necessarily uncommon to a particular business, loan type, or industry. Economic changes could have negative repercussions on the financial condition. Borrowers overall financial position would indicate financing in the market is feasible, at rates and terms typical of current market conditions. Debt service coverage is deemed acceptable at 1.00 to 1.19 times on a combined basis for at least two years of historical earnings. Borrowers exhibit moderately high to high levels of leverage as noted against policy. Tangible net worth is marginally positive or even showing signs of a deficit net worth. Collateral support is deemed to be acceptable or even marginal, but not strong based on appropriate discounting, asset quality may be questionable given specific nature of assets, often secondary non-business assets are required. Earnings are marginally positive or a trend of negative earnings is identified and distributions are considered to be in excess of reasonableness. Guarantor support is deemed to be marginal as evidenced by personal assets, which probably could not support the business in full, if needed. Repayment history also shows a discernable level of delinquent payments.

Grade 5 – This grade includes loans on management's "watch list" and is intended to be utilized on a temporary basis for pass grade borrowers where a significant risk-modifying action is anticipated in the near term.

Grades 6 – This grade is for "Special Mention" in accordance with regulatory guidelines. This grade is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation.

Grade 7 – This grade includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest may or may not have been stopped. This grade also includes loans where interest is more than 120 days past due and not fully secured and loans where a specific valuation allowance may be necessary, but does not exceed 30% of the principal balance.

Grade 8 – This grade includes "Doubtful" loans in accordance with regulatory guidelines. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Additionally, these loans generally have a specific valuation allowance in excess of 30% of the principal balance.

Grade 9 – This grade includes "Loss" loans in accordance with regulatory guidelines. Such loans are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. "Loss" is not intended to imply that the loan or some portion of it will never be repaid, nor does it in any way imply that there has been a forgiveness of debt.

Note 3. Loans (continued)

The following table presents credit quality by loan class as December 31, 2011:

At December 31, 2011	Pass	Watch	Special Mention	Substandard	Doubtful	Loss	Total
				(In thousands)			
Residential Real Estate:							
1-4 family	$ 77,397	$ 4,792	$ 1,312	$ 2,572	$ -	$ -	$ 86,073
Home equity	12,139	537	43	349	-	-	13,068
Commercial Real Estate:							
Owner occupied	20,722	1,167	1,301	13	-	-	23,203
Non-owner occupied	27,578	1,495	60	462	-	-	29,595
Farmland	7,314	519	571	1,378	-	-	9,782
Construction	14,674	493	346	354	72	-	15,939
Total real estate loans	159,824	9,003	3,633	5,128	72	-	177,660
Commercial and industrial	10,570	1,448	1,392	290	-	-	13,700
Consumer	8,255	19	7	74	-	-	8,355
Total loans	$ 178,649	$ 10,470	$ 5,032	$ 5,492	$ 72	$ -	$ 199,715

The following table presents credit quality by loan class as December 31, 2010:

At December 31, 2010	Pass	Watch	Special Mention	Substandard	Doubtful	Loss	Total
				(In thousands)			
Residential Real Estate:							
1-4 family	$ 86,147	$ 1,428	$ 1,233	$ 3,662	$ 50	$ -	$ 92,520
Home equity	10,219	205	43	349	-	-	10,816
Commercial Real Estate:							
Owner occupied	21,410	1,058	759	536	121	-	23,884
Non-owner occupied	25,438	848	1,438	873	-	-	28,597
Farmland	7,230	-	-	1,557	-	-	8,787
Construction	12,236	72	163	472	-	-	12,943
Total real estate loans	162,680	3,611	3,636	7,449	171	-	177,547
Commercial and industrial	11,491	2,505	111	319	74	-	14,500
Consumer	10,524	12	12	88	-	-	10,636
Total loans	$ 184,695	$ 6,128	$ 3,759	$ 7,856	$ 245	$ -	$ 202,683

Note 4. Allowance for Loan Losses

The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Company's allowance for possible loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by loan segment and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including, among other things, the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other qualitative risk factors both internal and external to the Company. Provisions for loan losses increase the amount of the allowance based upon the above considerations. Amounts computed to produce an appropriate allowance amount in one period can subsequently be affected by any recoveries of previously charged-off amounts, which are credited to the allowance, and by the reduction of overall loan balances from one period to another. These events, as well as others, can result in producing an "unallocated reserve component" at the end of any period, which is not attributable to any specific loan segment.

The allowance established for probable losses on specific loans is based on a regular analysis and evaluation of problem loans. Commercial loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a calculated grade of 7 or higher, the loan is analyzed to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for possible loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Note 4. Allowance for Loan Losses (continued)

The historical component is calculated based on the historical charge-off experience of loan segments. The Company calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Company's pools of similar loans include similar groups of residential real estate loans, commercial real estate loans, commercial and industrial loans, and consumer loans. The methodology employed currently takes into consideration the net charge-offs for the most recent 36-months and adds in any specific reserve that has been placed against individually impaired loans, by loan segment.

The general reserve component is based on general economic conditions and other qualitative risk factors both internal and external to the Company. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the Company's lending management and staff; (ii) the effectiveness of the Company's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component will have a certain percentage assigned to it and this percent will be applied against the specific loan segments that are impacted by the various factors, mentioned above. The results of the general component are then included to determine an appropriate valuation allowance.

Loans that are either partially or totally identified as losses by management, internal loan review and/or bank examiners are charged-off. Certain unsecured consumer loan accounts are charged-off automatically based on regulatory requirements.

(Remainder of this page left blank, intentionally.)

Note 4. Allowance for Loan Losses (continued)

The following table details activity in the allowance for possible loan losses by portfolio segment for the year ended December 31, 2011 (in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

2011	Residential Real Estate	Commercial Real Estate	Farmland	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Beginning balance	$ 876	$ 535	$ 25	$ 203	$ 224	$ 56	$ 249	$ 2,168
Provision for possible losses	323	288	(1)	(131)	11	61	134	685
Charge-offs	(337)	(276)	-	(31)	(25)	(81)	-	(750)
Recoveries	38	-	-	170	18	23	-	249
Net charge-offs	(299)	(276)	-	139	(7)	(58)	-	(501)
Ending balance	$ 900	$ 547	$ 24	$ 211	$ 228	$ 59	$ 383	$ 2,352
Period-end amount allocated to:								
Loans individually evaluated for impairment	$ 92	$ 14	$ -	$ 38	$ 5	$ -	$ -	$ 149
Loans collectively evaluated for impairment	808	533	24	173	223	59	383	2,203
Ending balance	$ 900	$ 547	$ 24	$ 211	$ 228	$ 59	$ 383	$ 2,352
Total Loans	$ 99,141	$ 52,798	$ 9,782	$ 15,939	$ 13,700	$ 8,355	$ -	$ 199,715
Loans individually evaluated for impairment	517	475	1,377	427	290	-	-	3,086
Loans collectively evaluated for impairment	98,624	52,323	8,405	15,512	13,410	8,355	-	196,629

Note 4. Allowance for Loan Losses (continued)

The following table details activity in the allowance for possible loan losses by portfolio segment for the year ended December 31, 2010 (in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

2010	Residential Real Estate	Commercial Real Estate	Farmland	Construction	Commercial and Industrial	Consumer	Unallocated	Total
Beginning balance	$ 686	$ 503	$ 33	$ 205	$ 823	$ 97	$ 326	$ 2,673
Provision for possible losses	566	112	(8)	280	(111)	(12)	(77)	750
Charge-offs	(381)	(80)	-	(293)	(488)	(50)	-	(1,292)
Recoveries	5	-	-	11	-	21	-	37
Net charge-offs	(376)	(80)	-	(282)	(488)	(29)	-	(1,255)
Ending balance	$ 876	$ 535	$ 25	$ 203	$ 224	$ 56	$ 249	$ 2,168
Period-end amount allocated to:								
Loans individually evaluated for impairment	$ 113	$ 56	$ -	$ 24	$ 45	$ 1	$ -	$ 239
Loans collectively evaluated for impairment	763	479	25	179	179	55	249	1,929
Ending balance	$ 876	$ 535	$ 25	$ 203	$ 224	$ 56	$ 249	$ 2,168
Total Loans	$ 103,336	$ 52,481	$ 8,787	$ 12,943	$ 14,500	$ 10,636	$ -	$ 202,683
Loans individually evaluated for impairment	649	2,848	1,546	472	393	8	-	5,916
Loans collectively evaluated for impairment	102,687	49,633	7,241	12,471	14,107	10,628	-	196,767

Note 4. Allowance for Loan Losses (continued)

An analysis of the allowance for loan losses for 2009 follows:

	Year Ended December 31, 2009 (In thousands)
Balance, beginning	$ 2,167
Provision for loan losses	900
Loans charged-off	(449)
Recoveries of loans previously charged-off	55
Balance, ending	$ 2,673

Note 5. Other Real Estate Owned

An analysis of other real estate owned follows:

	Years Ended December 31,	
	2011	2010
	(In thousands)	
Balance at beginning of year	$ 3,425	$ 1,073
Additions	4,384	2,635
Disposals	(264)	(207)
Valuation Allowance	(105)	(76)
Accumulated depreciation	(10)	-
Balance at end of year	$ 7,430	$ 3,425

Expenses applicable to other real estate owned include the following:

	Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net loss (gain) on sales of real estate	$ (29)	$ (13)	$ 6
Impairment - other real estate owned	105	76	-
Depreciation expense	10	-	-
Operating expenses, net of rental income	165	70	64
	$ 251	$ 133	$ 70

Note 6. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,	
	2011	2010
	(In thousands)	
Land	$ 1,753	$ 1,753
Buildings	8,021	7,946
Furniture, fixtures and equipment	4,092	4,039
	$ 13,866	$ 13,738
Accumulated depreciation	(7,076)	(6,602)
	$ 6,790	$ 7,136

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 totaled $524,391, $592,302, and $612,667, respectively.

All branch locations are owned by the Bank except the Chesterfield branch.

The Chesterfield branch is under a lease agreement for five years renewable for five additional terms of five years each. The current lease term is scheduled to end April 30, 2014.

The Bank installed one remote ATM in 2008 located at 200 North Main Street in Farmville, Virginia. The lease is a five year lease with an option to renew for another five-year term.

All leases are classified as operating leases. Pursuant to the terms of the lease agreements, future minimum rent commitments are as follows:

2012	$ 46,509
2013	47,439
2014	15,970
	$ 109,918

Note 7. Deposits

The aggregate amounts of time deposits in denominations of $100,000 or more at December 31, 2011 and 2010 were $46,493,616 and $55,119,932, respectively.

Note 7. Deposits (continued)

At December 31, 2011, the scheduled maturities of time deposits are as follows:

	(In thousands)
2012	$ 54,615
2013	22,731
2014	16,319
2015	10,202
2016	12,950
	$ 116,817

At December 31, 2011 and 2010, overdraft demand deposits reclassified to loans totaled $41,495 and $53,309, respectively.

At December 31, 2011 and 2010, total deposits for related parties amounted to $3,838,000 and $4,221,000, respectively.

Note 8. FHLB Advances

At December 31, 2011 and 2010 the Bank had outstanding advances totaling $5,000,000 with the Federal Home Loan Bank of Atlanta, detailed below.

	December 31, 2011	December 31, 2010
	(In thousands)	
Two-year fixed rate hybrid advance at 1.93% maturing October 11, 2013	$ 5,000	$ -
Five-year/ two-year convertible advance at 2.47% maturing February 5, 2013	-	5,000
	$ 5,000	$ 5,000

Note 9. Other Borrowings

Other borrowings include commercial customer deposit balances that are invested overnight into an investment sweeps product. The balances held in this deposit-alternative investment vehicle are not insured by the FDIC; however, the Bank pledges U.S. government securities sufficient to cover the balances held in these accounts.

The Bank also has available credit facilities with several correspondent banks totaling $58,499,073 at December 31, 2011.

Note 10. Off-Balance Sheet Arrangements, Commitments, Guarantees and Contingencies

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Note 10. Off-Balance Sheet Arrangements, Commitments, Guarantees and Contingencies (continued)

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2011 and 2010, the following financial instruments were outstanding:

	2011	2010
	(In thousands)	
Commitments to extend credit	$ 22,911	$ 23,489
Standby letters of credit	1,328	671

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. All letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments, if deemed necessary.

Credit Card Guarantees

The Company guarantees the credit card debt of certain customers to the merchant bank that issues the cards. At December 31, 2011, the guarantees totaled $2.8 thousand.

Change of Control Agreements

The Company has change-in-control agreements with certain executive officers. The agreements provide for the continuity of base salary and entitle each named executive officer to participate in the incentive, savings, and retirement benefits and payments in the event of the termination of employment following a change-in-control. If employment terminates without "cause", for "good reason", or during the "window period" (as these terms are defined in the agreements), the executive will be entitled to receive a lump sum payment of one and one-half times base salary and the continuation of employee welfare benefits for 24 months following the date of termination.

Note 11. Income Taxes

The Company files income tax returns with the U.S. Federal government and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. Federal income and state tax examinations by tax authorities for years prior to 2008.

Allocation of income tax expense between current and deferred portions is as follows:

	Years Ended December 31,		
	2011	2010	2009
Current tax expense	$ 1,148,131	$ 1,088,244	$ 1,506,111
Deferred tax (benefit)	(161,517)	(126,813)	(488,589)
	$ 986,614	$ 961,431	$ 1,017,522

The reasons for the differences between the statutory Federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,		
	2011	2010	2009
Computed "expected" tax expense	$ 1,420,831	$ 1,329,047	$ 1,308,694
Tax-exempt income	(435,101)	(366,677)	(287,860)
Other, net	884	(939)	(3,312)
	$ 986,614	$ 961,431	$ 1,017,522

The Bank is subject to a Bank Franchise Tax that is imposed by the Commonwealth of Virginia. The Bank Franchise Tax is not an income tax and as such the tax cost is included in other noninterest expense.

Note 11. Income Taxes (continued)

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Allowance for loan losses	$ 711,873	$ 619,769
Nonaccrual loan interest	61,586	107,577
Intangible assets	13,066	13,066
Accrued pension	837,439	380,619
OREO expenses	62,672	34,050
Impairment - other real estate owned	61,508	25,808
Other than temporary impairment on securities	37,400	20,400
Deferred tax assets	$ 1,785,544	$ 1,201,289
Deferred tax liabilities:		
Deferred loan costs	$ 67,845	$ 111,041
Depreciation	169,021	148,974
Unrealized gain on securities available for sale	891,630	69,597
Discount accretion on securities	17,727	19,465
Deferred tax liabilities	$ 1,146,223	$ 349,077
Net deferred tax assets	$ 639,321	$ 852,212

Note 12. Employee Benefit Plans

The Company offers a number of benefit plans to its employees. Among them are a 401(k) plan and a defined benefit plan, which are described below:

401(k) Plan

The Company offers a 401(k) plan for the benefit of all employees who have attained the age of 18 and completed three months of continuous service. The plan allows participating employees to contribute amounts up to the limits set by the Internal Revenue Service and permits the Company to make discretionary contributions to the plan in such amounts as the Board of Directors may determine to be appropriate. The Company presently makes matching contributions equal to 50% of the first six percent of an employee's compensation contributed to the plan. Contributions made to the plan by the Company for the years ended December 31, 2011, 2010, and 2009 were $82,031, $83,255, and $81,940, respectively.

Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 20.5 years of age and have completed six months of eligibility service. The plan provides benefits based on the participant's years of service and five year average final compensation. At a minimum, our funding policy is to make annual contributions as permitted or required by regulations. For the year ended December 31, 2011, the Company made a cash contribution totaling $224,760. Contributions for the years ended December 31, 2010 and 2009 were $202,283 and $100,000, respectively.

Note 12. Employee Benefit Plans (continued)

Additional information regarding the Company's pension plan is presented below in accordance with ASC 715-30-25 for all years. The measurement date used for the pension disclosure is December 31.

	Years Ended December 31,		
	2011	2010	2009
Change in Benefit Obligation			
Benefit obligation, beginning	$ 5,205,633	$ 4,421,174	$ 4,149,218
Service cost	301,450	275,577	301,203
Interest cost	284,240	264,116	247,812
Actuarial (gain)/loss	1,009,950	425,078	(253,587)
Benefits paid	(26,946)	(180,312)	(23,472)
Benefit obligation, ending	$ 6,774,327	$ 5,205,633	$ 4,421,174
Change in Plan Assets			
Fair value of plan assets, beginning	$ 4,086,167	$ 3,663,314	$ 2,805,310
Actual return on plan assets	27,288	400,882	781,476
Employer contributions	224,760	202,283	100,000
Benefits paid	(26,946)	(180,312)	(23,472)
Fair value of plan assets, ending	$ 4,311,269	$ 4,086,167	$ 3,663,314
Funded Status at the end of year	$ (2,463,058)	$ (1,119,466)	$ (757,860)
Amounts Recognized in Accumulated Other Comprehensive (Income)/Loss			
Net actuarial loss	$ 3,437,467	$ 2,217,857	$ 1,978,971
Prior service cost	(1,042,060)	(1,138,996)	(1,235,932)
Deferred taxes	(814,438)	(366,813)	(252,633)
Net amount recognized	$ 1,580,969	$ 712,048	$ 490,406

The accumulated benefit obligation for the defined benefit pension plan was $5,921,370, $4,398,057 and $3,838,055 at December 31, 2011, 2010 and 2009, respectively.

(Remainder of this page is left blank, intentionally.)

Note 12. Employee Benefit Plans (continued)

	Years Ended December 31,		
	2011	2010	2009
Components of Net Periodic Benefit Cost			
Service cost	$ 301,450	$ 275,577	$ 301,203
Interest cost	284,240	264,116	247,812
Expected return on plan assets	(323,900)	(291,533)	(222,911)
Amortization of prior service cost	(96,936)	(96,936)	(96,936)
Recognized net actuarial loss	86,952	76,843	123,761
Net periodic benefit cost	$ 251,806	$ 228,067	$ 352,929
Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive (Income) / Loss			
Net actuarial (gain) / loss	$ 1,219,610	$ 238,886	$ (935,913)
Amortization of prior service cost	96,936	96,936	96,936
Total recognized in accumulated other comprehensive (income) / loss	$ 1,316,546	$ 335,822	$ (838,977)
Total Recognized in Net Pension Benefit Cost and Other Comprehensive (Income) / Loss	$ 1,568,352	$ 563,889	$ (486,048)

The weighted-average assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

	2011	2010	2009
Discount rate	4.50%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	4.00%	4.00%

Note 12. Employee Benefit Plans (continued)

The weighted-average assumptions used in the measurement of the Company's net periodic benefit cost are shown in the following table:

	2011	2010	2009
Discount rate	4.50%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	4.00%	4.00%

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period in which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations as December 31, 2011 and 2010, by asset category are as follows:

	2011	2010
Asset Category		
Mutual funds - fixed income	49%	45%
Mutual funds - equity	46%	50%
Other	5%	5%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return with a targeted asset allocation of 50% fixed income and 50% equities. The investment manager selects investment fund managers with demonstrated experience and expertise and funds with demonstrated historical performance for the implementation of the plan's investment strategy. The investment manager will consider both

Note 12. Employee Benefit Plans (continued)

actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2011 and 2010:

	December 31, 2011			
	Level I	Level II	Level III	Total
Assets:				
Cash and cash equivalents	$ 215,563	$ -	$ -	$ 215,563
Mutual funds - equity	1,983,184	-	-	1,983,184
Mutual funds - fixed income	2,112,522	-	-	2,112,522
Total assets at fair value	$ 4,311,269	$ -	$ -	$ 4,311,269

	December 31, 2010			
	Level I	Level II	Level III	Total
Assets:				
Cash and cash equivalents	$ 204,308	$ -	$ -	$ 204,308
Mutual funds - equity	2,043,084	-	-	2,043,084
Mutual funds - fixed income	1,838,775	-	-	1,838,775
Total assets at fair value	$ 4,086,167	$ -	$ -	$ 4,086,167

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company expects to contribute $250,000 to its pension plan in 2012.

Estimated future benefit payments, which reflect expected future service as appropriate, are as follows:

2012	$ 82,912
2013	93,831
2014	155,634
2015	158,758
2016	158,520
2017-2021	1,015,783
	$ 1,665,438

Note 13. Other Expenses

The principal components of other expenses in the statements of income are:

	2011	2010	2009
Accounting and audit fees	$ 169,352	$ 196,064	$ 194,757
ATM expense	203,971	224,292	194,334
Bank franchise tax	241,178	249,023	231,085
Directors fees	146,100	135,900	112,750
Data processing services	436,499	321,475	223,664
Internet banking expense	124,091	106,217	94,441
Legal fees	78,373	76,213	52,488
Marketing	72,529	72,687	71,995
Software	89,839	130,002	127,483
Stationery and supplies	146,675	148,972	152,434
Telephone	83,857	81,538	93,658
Other (includes no items in excess of 1% of total revenues)	646,762	653,640	554,782
	$ 2,439,226	$ 2,396,023	$ 2,103,871

(Remainder of this page is left blank, intentionally.)

Note 14. Regulatory Matters

Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, that as of December 31, 2011 and 2010, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's categorization.

(Capital ratio tables continued on next page.)

Note 14. Regulatory Matters (continued)

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2011 and 2010 are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in thousands)			
As of December 31, 2011:						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 44,048	22.1%	$ 15,984	8.0%	N/A	
Bank	$ 38,639	19.4%	$ 15,948	8.0%	$ 19,935	10.0%
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	$ 41,696	20.9%	$ 7,992	4.0%	N/A	
Bank	$ 36,287	18.2%	$ 7,974	4.0%	$ 11,961	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 41,696	12.7%	$ 13,070	4.0%	N/A	
Bank	$ 36,287	11.3%	$ 12,846	4.0%	$ 16,057	5.0%
As of December 31, 2010:						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 42,653	21.7%	$ 15,701	8.0%	N/A	
Bank	$ 36,734	18.9%	$ 15,587	8.0%	$ 19,483	10.0%
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	$ 40,485	20.6%	$ 7,850	4.0%	N/A	
Bank	$ 34,566	17.7%	$ 7,793	4.0%	$ 11,690	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 40,485	12.2%	$ 13,253	4.0%	N/A	
Bank	$ 34,566	10.6%	$ 13,017	4.0%	$ 16,272	5.0%

Restriction on Dividends

The Bank is subject to certain restrictions on the amount of dividends it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 2011, retained earnings of approximately $4,486,571 were available for the payment of dividends without prior regulatory approval.

Note 15. Fair Value Measurements

Current accounting pronouncements require disclosure of the estimated fair value of financial instruments. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly, non-distressed sale between market participants at the measurement date. With the exception of certain marketable securities and one-to-four-family residential mortgage loans originated for sale, the Company's financial instruments are not readily marketable and market prices do not exist. The Company, in attempting to comply with accounting disclosure pronouncements, has not attempted to market its financial instruments to potential buyers, if any exist. Since negotiated prices in illiquid markets depend upon the then present motivations of the buyer and seller, it is reasonable to assume that actual sales prices could vary widely from any estimate of fair value made without the benefit of negotiations. Additionally, changes in market interest rates can dramatically impact the value of financial instruments in a short period of time. Finally, the Company expects to retain substantially all assets and liabilities measured at fair value to their maturity or call date. Accordingly, the fair values disclosed herein are unlikely to represent the instruments' liquidation values, and do not, with the exception of securities, consider exit costs, since they cannot be reasonably estimated by us.

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses based upon interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Bank owned life insurance: The carrying amounts of bank-owned life insurance approximate fair value.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings: The carrying amounts of federal funds purchased and other short term borrowings maturing within 90 days approximate their fair values. Fair values for Federal Home Loan Bank advances are estimated based upon current advance rates for the remaining term of the advance.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Note 15. Fair Value Measurements (continued)

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2011 and 2010, the fair value of loan commitments and standby letters of credit was deemed to be immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 19,174	$ 19,174	$ 22,744	$ 22,744
Securities available for sale	84,512	84,512	82,745	82,745
Loans	197,363	210,840	200,515	215,132
Accrued interest receivable	1,635	1,635	1,816	1,816
Bank owned life insurance	8,446	8,446	8,150	8,150
Financial liabilities:				
Deposits	$ 271,597	$ 273,220	$ 277,988	$ 279,598
Other borrowings	11,009	11,168	10,149	10,346
Accrued interest payable	608	608	887	887

The Company assumes interest rate risk as part of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent possible to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Some of the financial instruments disclosed in the previous table are measured at fair value in the consolidated financial statements. Accounting principles establish a three-level valuation hierarchy for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

- Level 1 Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets.
- Level 2 Inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Note 15. Fair Value Measurements (continued)

- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

Description	Balance as of December 31, 2011	Fair Value Measurements at December 31, 2011 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signigicant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Securities available for sale				
U.S. Government and federal agency	$ 8,038	$ -	$ 8,038	$ -
State and municipal	32,528	-	32,528	-
Agency mortgage-backed	41,711	-	41,711	-
Non-agency mortgage-backed	1,400	-	1,400	-
Corporate	835	-	835	-

Description	Balance as of December 31, 2010	Fair Value Measurements at December 31, 2010 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signigicant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Securities available for sale				
U.S. Government and federal agency	$ 16,705	$ -	$ 16,705	$ -
State and municipal	28,704	-	28,704	-
Agency mortgage-backed	34,259	-	34,259	-
Non-agency mortgage-backed	2,275	-	2,275	-
Corporate	801	-	801	-

Note 15. Fair Value Measurements (continued)

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Accounting principles permit the measurement of certain assets at fair value on a nonrecurring basis. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following table summarizes the Company's assets that were measured at fair value on a non-recurring basis during the period:

		Carrying value at December 31, 2011		
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Assets:				
Impaired Loans, net of valuation allowance	$ 631	$ -	$ 631	$ -
Other real estate owned	$ 7,430	$ -	$ 7,430	$ -

		Carrying value at December 31, 2010		
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Assets:				
Impaired Loans, net of valuation allowance	$ 1,208	$ -	$ 1,043	$ 165
Other real estate owned	$ 3,425	$ -	$ 2,925	$ 500

Note 15. Fair Value Measurements (continued)

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2).

However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned: The fair values are estimated based upon recent appraisal values of the property less costs to sell the property. Certain inputs used in appraisals are not always observable, and therefore Other Real Estate Owned may be categorized as Level 3. When inputs in appraisals are observable, they are classified as Level 2.

Note 16. Condensed Parent Company Financial Statements

The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

The investment in subsidiary is accounted for using the equity method of accounting. The parent company and its subsidiary file a consolidated federal income tax return. The subsidiary's individual tax provision and liability are stated as if it filed a separate return and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

The parent company's principal asset is its investment in its wholly-owned subsidiary. Dividends from the subsidiary and from the parent company's investment portfolio are the sources of cash flow for the parent company. The payment of dividends by the subsidiary is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets.

(Statements shown on next two pages)

Condensed Parent Company Financials

Balance Sheets
December 31, 2011 and 2010

Assets	2011	2010
Cash	$ 603,120	$ 1,214,054
Investment in subsidiary	36,236,525	33,700,661
Securities available for sale at fair market value	5,011,684	4,750,025
Other assets	431,559	393,256
Total assets	$ 42,282,888	$ 40,057,996
Liabilities and Stockholders' Equity		
Other liabilities	$ 437,041	$ 420,411
Stockholders' equity	41,845,847	39,637,585
Total liabilities and stockholders' equity	$ 42,282,888	$ 40,057,996

Statements of Income
For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Dividends from subsidiary	$ 1,600,000	$ 1,600,000	$ 1,600,000
Interest income on investments	206,940	223,507	240,874
Total Interest Income	1,806,940	1,823,507	1,840,874
Noninterest expense - other	$ 465,478	$ 445,119	$ 408,864
Income before income taxes	$ 1,341,462	$ 1,378,388	$ 1,432,010
Allocated income tax benefit	129,637	112,210	90,535
Income before equity in undistributed earnings of subsidiary	$ 1,471,099	$ 1,490,598	$ 1,522,545
Equity in undistributed earnings of subsidiary	1,721,204	1,456,934	1,309,034
Net income	$ 3,192,303	$ 2,947,532	$ 2,831,579

Condensed Parent Company Financials

Statements of Cash Flows

For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows from Operating Activities			
Net income	$ 3,192,303	$ 2,947,532	$ 2,831,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,721,204)	(1,456,934)	(1,309,034)
Net amortization of securities	40	5,425	11,711
Changes in other assets and liabilities:			
(Increase) in other assets	(132,229)	(108,895)	(89,619)
Increase (decrease) in other liabilities	16,630	(21,151)	3,449
Net cash provided by operating activities	$ 1,355,540	$ 1,365,977	$ 1,448,086
Cash Flows from Investing Activities			
Purchases of securities	$ (487,403)	$ (967,930)	$ (1,050,990)
Calls and prepayments of securities	501,960	1,590,263	1,811,858
Net cash provided by investing activities	$ 14,557	$ 622,333	$ 760,868
Cash Flows from Financing Activities			
Repurchase of common stock	$ (390,766)	$ (219,219)	$ (246,529)
Dividends paid	(1,590,265)	(1,606,028)	(1,616,509)
Net cash (used in) financing activities	$ (1,981,031)	$ (1,825,247)	$ (1,863,038)
Increase (decrease) in cash and cash equivalents	$ (610,934)	$ 163,063	$ 345,916
Cash and Cash Equivalents			
Beginning of year	1,214,054	1,050,991	705,075
End of year	$ 603,120	$ 1,214,054	$ 1,050,991

Exhibit 31.1

CERTIFICATION

I, Joseph D. Borgerding, certify that:

1. I have reviewed this annual report on Form 10-K of Citizens Bancorp of Virginia, Inc. for the year ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2012

Joseph D. Borgerding
Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Geoffrey C. Warner, certify that:

1. I have reviewed this annual report on Form 10-K of Citizens Bancorp of Virginia, Inc. for the year ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2012

Geoffrey C. Warner
Principal Financial Officer

Exhibit 32.1

STATEMENT OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. § 1350

In connection with the Annual Report on Form 10-K for the period ended December 31, 2011 (the "Form 10-K") of Citizens Bancorp of Virginia, Inc. (the "Company"), I, Joseph D. Borgerding, principal executive officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Form 10-K.

By:

Joseph D. Borgerding
Principal Executive Officer

Date: March 29, 2012

Exhibit 32.2

STATEMENT OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350

In connection with the Annual Report on Form 10-K for the period ended December 31, 2011 (the "Form 10-K") of Citizens Bancorp of Virginia, Inc. (the "Company"), I, Geoffrey C. Warner, principal financial officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Form 10-K.

By:

Geoffrey C. Warner
Principal Financial Officer

Date: March 29, 2012

Valued Employees of Citizens Bank and Trust Company

30 + Years of Service

Janet W. Eanes	Operations Specialist	Blackstone Main Office
Theresa W. Hardaway	Branch Support & Online Banking Administrator	Blackstone Main Office
Joyce C. Hawkins	Risk Management Specialist	Blackstone Main Office
Janice P. Jones	Vice President/Risk Manager	Blackstone Main Office
Rhonda W. Kincer	Vice President/Operations & Security Officer	Blackstone Main Office
Lynn K. Shekleton*	Senior Vice President/Human Resources & Branch Administration	Blackstone Main Office
James M. Snead	Vice President/Small Business & Retail Lender	Blackstone Main Office

20 to 29 Years of Service

Mary H. Bishop	Assistant Vice President/ Loan Services Manager & Mortgage Underwriter	Blackstone Main Office
Tammy B. Blevins	Customer Service Representative	Crewe Office
Sue C. Cobbs	Receptionist	Blackstone Main Office
Cathy R. Dews	ACH Coordinator	Blackstone Main Office
Barbara W. Harver	Customer Service Representative	Amelia Office
Dianne H. Hudson	Assistant Vice President/Human Resources Manager & Branch Training Coordinator	Blackstone Main Office
Alice M. Hurte	Operations Manager	Crewe Office
N. Blair Myers	Loan Support Supervisor	Blackstone Main Office
Rebecca J. Redford	Customer Service Representative/Teller	Burkeville Office
Tamra M. Reekes	Assistant Vice President Corporate Secretary/BSA Coordinator	Blackstone Main Office
Melissa M. Roberts	Head Teller	Crewe Office
Gloria F. Robertson	Assistant Vice President/Branch Manager	Blackstone Shopping Center
Lisa H. Whitehead	Banking Officer/Accounting Manager	Blackstone Main Office
Connie H. Wilkinson	Operations Supervisor	Blackstone Main Office
Patricia P. Williamson	ACH/Wire Transfer/ATM Assistant	Blackstone Main Office

10 to 19 Years of Service

Dana H. Abernathy	Operations Manager	Farmville South Office
Sarah C. Beale	ATM Coordinator	Blackstone Main Office
Ellis G. Corley	Courier	Blackstone Main Office
Robert H. Davis, III	Assistant Vice President/Network & Information Systems	Blackstone Main Office
Joyce M. Dooley	Head Teller	Blackstone Drive Thru
Ginger P. Ferguson	Operations Manager	Amelia Office
Robin E. Gough	Assistant Vice President/Branch Manager	Amelia Office
Melissa B. Hart	Facilities Manager	Blackstone Main Office
Beverly H. Hite	Loan Imaging Specialist	Blackstone Main Office
Rhonda L. Hodge	Loan Imaging Specialist	Blackstone Main Office
Charles R. Houchins, III	Vice President/Indirect Lender	Blackstone Main Office
Dottie L. Jones	Banking Officer/Senior Loan Processor	Blackstone Main Office
Tonia W. Knight	Teller	Blackstone Drive Thru
Barbara W. Maitland	Loan Support Specialist	Blackstone Main Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Valued Employees of Citizens Bank and Trust Company

10 to 19 Years of Service-continued

Marva Moseley	Head Teller	Farmville West Office
Kimberly D. Queen	Computer/Proof Operator	Blackstone Main Office
Mary E. Rhodes	Teller	Amelia Office
Tina M. Wyatt	Operations Specialist	Blackstone Main Office

5 to 9 Years of Service

Anessa S. Acors	Loan Processor	Blackstone Main Office
Rhonda E. Arnold	Assistant Vice President/Branch Manager	Farmville South Office
Kay F. Baughan	Vice President/Branch Manager	Crewe Office
John E. Beale	Credit Analyst	Blackstone Main Office
Lisa E. Biggers	Branch Manager	Farmville West Office
Joseph D. Borgerding*	President and Chief Executive Officer	Blackstone Main Office
Ann S. Butler	Internal Audit Manager	Blackstone Main Office
Darlene A. Colbert	Head Teller	Chesterfield Office
T. Sean Davis	Risk Management Specialist	Blackstone Main Office
Michelle M. Farley	Teller	Crewe Office
Joellen R. Franklin	Customer Service Representative	Farmville South Office
Michelle M. Fulford	Assistant Vice President/Branch Manager	Burkeville Office
Cetric A. Gayles	Vice President/Senior Loan Officer	Blackstone Main Office
Kimberly N. Gerner	Vice President/Branch Manager	Colonial Heights & Chesterfield Offices
Sandra C. Griffin	Teller	Blackstone Main Office
Shelley N. Grise	Customer Service Representative/Operations Manager	Colonial Heights Office
Sharon T. Huddleston	Customer Service Representative/Operations Manager	Farmville West Office
Linwood W. Jennings	Branch Manager	South Hill Office
Jennifer R. Lewis	Teller	Amelia Office
April S. Long	Customer Service Representative/Branch Support Assistant	Blackstone Main Office
Christopher J. Lorraine	Operations Manager/Commercial Loan Assistant	Chesterfield Office
Donna R. Marker	Teller	Amelia
Kristie L. Martin-Wallace	Vice President/Compliance/Credit Review/BSA Officer	Blackstone Main Office
Shirley M. Mercier	Teller	Burkeville Office
Brentley O. Morris	Teller	South Hill Office
Kimberly W. Morris	Customer Service Representative	South Hill Office
Doretha M. Pegram	Human Resources Payroll & Benefits Manager	Blackstone Main Office
James O. Phillips	Financial Advisor	Blackstone Main Office
Jason E. Powers	Facilities Specialist	Blackstone Main Office
Kathryn M. Ranson	Teller	Farmville South Office
Leslie Y. Shealey	Teller	Burkeville Office
P. Ward Shelton	Vice President/Commercial Lender	Chesterfield Office
April L. Skipwith	Teller	Blackstone Shopping Center
Eric R. Stiles	Data Security & Systems Administrator	Blackstone Main Office
Diane B. Thackston	Head Teller	Blackstone Shopping Center
Donna C. Wilborn	Teller	Crewe Office
Tammy L. Wright	Head Teller	South Hill Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Valued Employees of Citizens Bank and Trust Company

≤ than 5 Years of Service

E. Jake Allen	Compliance Support Specialist	Blackstone Main Office
Christopher H. Bacon	Compliance Support Specialist	Blackstone Main Office
Linda L. Borges	Teller/Customer Service Representative	Colonial Heights Office
Sonya P. Bullock	Teller/Customer Service Representative	Blackstone Shopping Center
Crystal S. Coe	Customer Service Representative/Branch Support Assistant	Blackstone Main Office
William J. Collins, III	Commercial Lender/OREO Manager	Blackstone Main Office
Sertear S. Copeland	Teller	Farmville West Office
Wanda G. Cox	Teller	Blackstone Drive Thru
April A. Crenshaw	Human Resources/Special Projects Assistant	Blackstone Main Office
Conchedra S. Dickerson	Teller	Amelia Office
Sheila G. Drown	Teller	Colonial Heights Office
Sarah L. Fisher	Teller/Customer Service Representative	Chesterfield Office
Kacey L. Flowers	Teller	Farmville South Office
Jeffrey A. Gore	Commercial Lender Trainee	Farmville South Office
Tamara D. Jones	Teller	Colonial Heights Office
C. Brett Knight	Branch Team Leader	Blackstone Main Office
Valerie C. Lawson	Teller	Blackstone Main Office
Ashley N. Meskill	Teller	Farmville West Office
Monica C. Murphy	Teller	Blackstone Drive Thru
Marsha L. Overholser	Loan Processor	Blackstone Main Office
Lindsey I. Page	Public Relations/Branch Support Assistant	Blackstone Main Office
C. Taylor Quicke	Branch Team Leader	Blackstone Main Office
Angelea B. Reynolds	Teller	Farmville South Office
Malika L. Rhodes	Teller	Blackstone Main Office
Sheana N. Scruggs	Head Teller	Farmville South Office
Abbe P. Thomas	Teller	Blackstone Shopping Center
Jennifer L. Tobias	Teller	Farmville South Office
Geoffrey C. Warner*	Senior Vice President & Interim Chief Financial Officer	Blackstone Main Office
Lauren B. Watkins	Staff Accountant	Blackstone Main Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Office Locations

Main Office
126 South Main Street
Blackstone, VA 23824
(434) 292-8100

Branch Offices – Automated Teller Machine (ATM) at each location

Amelia
9060 North Five Forks Road
Amelia, Virginia 23002
(804) 561-3939

Blackstone
101 North Main Street
Blackstone, Virginia 23824
(434) 292-8100

Blackstone Shopping Center
1575 South Main Street
Blackstone, Virginia 23824
(434) 292-7205

Burkeville
102 Second Street, Northeast
Burkeville, Virginia 23922
(434) 767-5534

Chesterfield
10001 Courtview Lane
Chesterfield, Virginia 23832
(804) 751-0909

Colonial Heights
497 Southpark Circle
Colonial Heights, VA 23834
(804) 520-1101

Crewe
210 Carter Street
Crewe, Virginia 23930
(434) 645-7125

Farmville
1517 West Third Street
Farmville, Virginia 23901
(434) 392-3078

Farmville
1712 South Main Street
Farmville, Virginia 23901
(434) 392-7633

South Hill
622 East Atlantic Street
South Hill, Virginia 23970
(434) 447-7718

Remote ATM

Farmville
200 North Main Street
Farmville, VA 23930

Corporate website: **www.cbtva.com**

Citizens 24-Hour Telephone Inquiry Service
Customers may access account information 24 hours a day, 7 days a week from a touch-tone telephone. Call (434) 292-1033 or 1-800-436-5899.


Blackstone Main Office


Blackstone Drive Thru


Crewe


Burkeville


Amelia


Blackstone
Shopping Center


Farmville West


Farmville South


Chesterfield


Colonial Heights


South Hill

Citizens Bancorp of Virginia, Inc.

HEADQUARTERS:
126 South Main Street
Blackstone, VA 23824
PHONE: 434-292-8100 or 800-550-1873
FAX: 434-292-1906

www.cbtva.com